Dodge Cox Stock Fund (145)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

The following portfolio data for the Dodge & Cox Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
AEGON NV	Netherlands	23,407,488	342,685,624
American International Group, Inc.	United States	26,714,987	1,155,423,188
Amgen, Inc.	United States	19,197,500	802,071,550
Baker Hughes, Inc.	United States	10,132,994	694,110,089
BMC Software, Inc.	United States	9,902,400	322,026,048
Boston Scientific Corp.	United States	45,223,800	582,030,306
Capital One Financial Corp.	United States	26,301,011	1,294,535,762
Cardinal Health, Inc.	United States	22,998,650	1,207,659,111
CarMax, Inc.	United States	7,800,900	151,493,478
Cemex SAB de CV ADR	Mexico	11,124,705	290,577,295
Chevron Corp.	United States	12,592,199	1,074,870,107
Chubb Corp.	United States	2,903,800	143,680,024
Citigroup, Inc.	United States	36,104,500	773,358,390
Citrix Systems, Inc.	United States	8,020,422	235,238,977
Comcast Corp., Class A	United States	139,163,132	2,691,414,973
Computer Sciences Corp.	United States	11,478,400	468,203,936
Compuware Corp.	United States	19,328,600	141,871,924
ConocoPhillips	United States	6,303,500	480,389,735
Covidien, Ltd.	United States	14,619,200	646,899,600
DISH Network Corp., Class A	United States	7,142,570	205,206,036
Domtar Corp.	United States	16,402,600	112,029,758
Dow Chemical Co.	United States	33,946,923	1,250,944,112
EBay, Inc.	United States	22,256,500	664,133,960
EchoStar Corp., Class A	United States	925,556	27,340,924
Electronic Data Systems Corp.	United States	34,227,400	569,886,210
Fannie Mae	United States	6,837,695	179,968,132
FedEx Corp.	United States	12,041,500	1,115,885,805
Ford Motor Co.	United States	79,200,000	453,024,000
General Electric Co.	United States	24,268,400	898,173,484
General Motors Corp.	United States	27,950,000	532,447,500
Genuine Parts Co.	United States	5,216,888	209,823,235
Genworth Financial, Inc., Class A	United States	7,895,000	178,742,800
GlaxoSmithKline PLC ADR	United Kingdom	32,025,900	1,358,858,937
Health Management Associates, Inc.	United States	15,309,200	80,985,668
Hewlett-Packard Co.	United States	54,052,643	2,468,043,680
Hitachi, Ltd. ADR	Japan	10,339,900	615,224,050
Home Depot, Inc.	United States	24,205,200	677,019,444
HSBC Holdings PLC	United Kingdom	5,490,300	451,851,690
Interpublic Group of Companies, Inc.	United States	28,809,300	242,286,213
Koninklijke Philips Electronics NV	Netherlands	4,152,800	159,218,352
Kyocera Corp. ADR	Japan	3,466,000	291,351,960
Legg Mason, Inc.	United States	4,350,500	243,540,990
Liberty Capital, Series A	United States	510,460	8,034,640
Liberty Entertainment, Series A	United States	4,041,840	91,507,258
Liberty Global, Inc., Series A	United States	962,207	32,792,015
Liberty Global, Inc., Series C	United States	1,569,340	50,972,163
Liberty Interactive, Series A	United States	21,691,925	350,107,670
Loews Corp.	United States	5,027,200	202,193,984
Macy’s, Inc.	United States	12,575,000	289,979,500
Masco Corp.	United States	11,214,000	222,373,620
Matsushita Electric Industrial Co., Ltd. ADR	Japan	69,576,897	1,510,514,434
Maxim Integrated Products, Inc.	United States	19,200,000	391,488,000
McDonald’s Corp.	United States	5,409,500	301,687,815
Molex, Inc.	United States	2,300,000	53,268,000

Dodge Cox Stock Fund (145)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Molex, Inc., Class A	United States	8,683,630	189,824,152
Motorola, Inc.	United States	139,829,911	1,300,418,172
News Corp., Class A	United States	92,604,026	1,736,325,487
Novartis AG ADR	Switzerland	29,573,700	1,515,060,651
Occidental Petroleum Corp.	United States	12,655,700	926,017,569
Pfizer, Inc.	United States	63,564,219	1,330,399,104
Pitney Bowes, Inc.	United States	5,526,150	193,525,773
Rohm and Haas Co.	United States	6,185,700	334,522,656
Royal Dutch Shell PLC ADR	United Kingdom	7,917,864	533,505,676
Sanofi-Aventis ADR	France	38,902,900	1,460,414,866
Schlumberger, Ltd.	United States	9,217,262	801,901,794
SLM Corp.	United States	24,613,382	377,815,414
Sony Corp. ADR	Japan	34,913,600	1,398,987,952
Sprint Nextel Corp.	United States	101,097,189	676,340,194
Sun Microsystems, Inc.	United States	4,543,888	70,566,581
The Travelers Companies, Inc.	United States	16,053,251	768,148,060
Thomson ADR	France	5,987,300	41,731,481
Time Warner, Inc.	United States	101,361,900	1,421,093,838
Tyco Electronics, Ltd.	United States	15,083,900	517,679,448
Tyco International, Ltd.	United States	6,818,800	300,368,140
Union Pacific Corp.	United States	3,202,900	401,579,602
UnitedHealth Group, Inc.	United States	10,435,300	358,556,908
Vulcan Materials Co.	United States	2,272,500	150,894,000
Wachovia Corp.	United States	69,185,277	1,868,002,479
Walgreen Co.	United States	6,912,975	263,315,218
Wal-Mart Stores, Inc.	United States	30,747,800	1,619,794,104
WellPoint, Inc.	United States	20,222,590	892,422,897
Wells Fargo & Co.	United States	22,337,800	650,029,980
Wyeth	United States	14,843,900	619,881,264
Xerox Corp.	United States	46,592,100	697,483,737
CASH EQUIVALENTS
CIGNA Corp. Commercial Paper	United States	27,500,000	27,500,000		4/1/08
Fixed Income Clearing Corporation Repurchase
Agreement	United States	792,150,000	792,150,000	2.15	4/1/08
Rohm and Haas Co. Commercial Paper	United States	50,000,000	50,000,000		4/1/08
SSgA Prime Money Market Fund	United States	54,007,410	54,007,410
WellPoint, Inc. Commercial Paper	United States	112,000,000	112,000,000		4/1/08

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2008. Dodge & Cox®. All rights reserved.

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

The following portfolio data for the Dodge & Cox Balanced Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
AEGON NV	Netherlands	7,483,971	109,565,335
American International Group, Inc.	United States	8,121,000	351,233,250
Amgen, Inc.	United States	5,989,993	250,261,908
Baker Hughes, Inc.	United States	2,873,760	196,852,560
BMC Software, Inc.	United States	2,601,000	84,584,520
Boston Scientific Corp.	United States	14,173,800	182,416,806
Capital One Financial Corp.	United States	8,550,159	420,838,826
Cardinal Health, Inc.	United States	6,591,400	346,114,414
CarMax, Inc.	United States	3,300,000	64,086,000
Cemex SAB de CV ADR	Mexico	3,630,907	94,839,291
Chevron Corp.	United States	3,802,102	324,547,427
Chubb Corp.	United States	897,424	44,404,540
Citigroup, Inc.	United States	11,221,500	240,364,530
Citrix Systems, Inc.	United States	2,442,010	71,624,153
Comcast Corp., Class A	United States	40,372,974	780,813,317
Computer Sciences Corp.	United States	3,636,400	148,328,756
Compuware Corp.	United States	6,038,700	44,324,058
ConocoPhillips	United States	1,901,500	144,913,315
Covidien, Ltd.	United States	4,466,400	197,638,200
DISH Network Corp., Class A	United States	2,105,365	60,487,136
Domtar Corp.	United States	6,600,000	45,078,000
Dow Chemical Co.	United States	10,094,059	371,966,074
EBay, Inc.	United States	7,067,600	210,897,184
EchoStar Corp., Class A	United States	354,140	10,461,296
Electronic Data Systems Corp.	United States	10,833,700	180,381,105
Fannie Mae	United States	2,346,250	61,753,300
FedEx Corp.	United States	3,890,250	360,509,468
Ford Motor Co.	United States	25,750,000	147,290,000
General Electric Co.	United States	7,362,700	272,493,527
General Motors Corp.	United States	8,730,000	166,306,500
Genuine Parts Co.	United States	2,059,462	82,831,562
Genworth Financial, Inc., Class A	United States	2,448,000	55,422,720
GlaxoSmithKline PLC ADR	United Kingdom	9,948,100	422,097,883
Health Management Associates, Inc.	United States	3,900,000	20,631,000
Hewlett-Packard Co.	United States	16,405,331	749,067,413
Hitachi, Ltd. ADR	Japan	2,690,000	160,055,000
Home Depot, Inc.	United States	7,300,000	204,181,000
HSBC Holdings PLC	United Kingdom	1,749,700	144,000,310
Interpublic Group of Companies, Inc.	United States	7,617,000	64,058,970
Koninklijke Philips Electronics NV	Netherlands	2,250,000	86,265,000
Kyocera Corp. ADR	Japan	1,009,700	84,875,382
Legg Mason, Inc.	United States	1,350,000	75,573,000
Liberty Capital, Series A	United States	533,129	8,391,450
Liberty Entertainment, Series A	United States	2,132,516	48,280,162
Liberty Global, Inc., Series A	United States	264,221	9,004,652
Liberty Global, Inc., Series C	United States	391,068	12,701,889
Liberty Interactive, Series A	United States	6,567,300	105,996,222
Loews Corp.	United States	2,195,200	88,290,944
Macy’s, Inc.	United States	4,343,272	100,155,852
Masco Corp.	United States	3,251,000	64,467,330
Matsushita Electric Industrial Co., Ltd. ADR	Japan	20,834,028	452,306,748
Maxim Integrated Products, Inc.	United States	5,700,000	116,223,000
McDonald’s Corp.	United States	1,664,502	92,829,276

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Molex, Inc.	United States	600,000	13,896,000
Molex, Inc., Class A	United States	2,519,728	55,081,254
Motorola, Inc.	United States	42,397,800	394,299,540
News Corp., Class A.	United States	28,477,700	533,956,875
Novartis AG ADR	Switzerland	8,516,000	436,274,680
Occidental Petroleum Corp.	United States	3,817,700	279,341,109
Pfizer, Inc.	United States	19,088,867	399,529,986
Pitney Bowes, Inc.	United States	2,106,650	73,774,883
Rohm and Haas Co.	United States	2,440,700	131,993,056
Royal Dutch Shell PLC ADR	United Kingdom	2,766,127	186,381,637
Sanofi-Aventis ADR	France	11,912,400	447,191,496
Schlumberger, Ltd.	United States	2,767,421	240,765,627
SLM Corp.	United States	7,500,400	115,131,140
Sony Corp. ADR	Japan	10,161,700	407,179,319
Sprint Nextel Corp.	United States	32,480,000	217,291,200
Sun Microsystems, Inc.	United States	1,856,575	28,832,610
The Travelers Companies, Inc.	United States	4,798,250	229,596,263
Thomson ADR	France	1,900,000	13,243,000
Time Warner, Inc.	United States	31,084,600	435,806,092
Tyco Electronics, Ltd.	United States	4,926,700	169,084,344
Tyco International, Ltd.	United States	2,374,550	104,598,927
Union Pacific Corp.	United States	959,000	120,239,420
UnitedHealth Group, Inc.	United States	3,798,800	130,526,768
Vulcan Materials Co.	United States	700,000	46,480,000
Wachovia Corp.	United States	22,119,961	597,238,947
Walgreen Co.	United States	2,859,399	108,914,508
Wal-Mart Stores, Inc.	United States	9,243,600	486,952,848
WellPoint, Inc.	United States	6,751,700	297,952,521
Wells Fargo & Co.	United States	7,364,700	214,312,770
Wyeth	United States	4,421,800	184,654,368
Xerox Corp.	United States	15,316,850	229,293,245
FIXED-INCOME SECURITIES
Arkansas Dev. Fin. Auth. GNMA Guaranteed Bonds	United States	2,791,882	3,069,981	9.750	11/15/14
AT&T, Inc.	United States	68,005,000	79,464,455	8.000	11/15/31
Bank of America Corp.	United States	61,000,000	60,588,616	5.300	3/15/17
Bank of America Corp.	United States	10,000,000	8,395,770	5.625	3/8/35
Bank of America Corp.	United States	41,040,000	38,755,837	6.625	5/23/36
Bank of America Corp.	United States	17,355,000	17,989,510	8.000	12/15/26
Boston Properties, Inc.	United States	2,890,000	2,656,676	5.000	6/1/15
Boston Properties, Inc.	United States	29,500,000	28,184,144	5.625	4/15/15
Boston Properties, Inc.	United States	49,070,000	50,008,077	6.250	1/15/13
Boston Scientific Corp.	United States	24,085,000	22,097,987	5.450	6/15/14
Boston Scientific Corp.	United States	1,075,000	1,002,438	6.250	11/15/15
Boston Scientific Corp.	United States	21,905,000	20,426,413	6.400	6/15/16
Burlington Northern Santa Fe Corp.	United States	7,320,000	7,184,800	4.300	7/1/13
Burlington Northern Santa Fe Corp.	United States	13,274,493	12,740,488	4.967	4/1/23
Burlington Northern Santa Fe Corp.	United States	19,387,326	19,716,118	5.342	4/1/24
Burlington Northern Santa Fe Corp.	United States	29,724,645	30,764,334	5.629	4/1/24
Burlington Northern Santa Fe Corp.	United States	23,751,797	24,676,984	5.720	1/15/24
Burlington Northern Santa Fe Corp.	United States	25,163,000	26,691,194	5.996	4/1/24
Burlington Northern Santa Fe Corp.	United States	1,318,528	1,535,532	8.251	1/15/21
Capital One Financial Corp.	United States	76,630,000	75,780,173	6.750	9/15/17
CIGNA Corp.	United States	5,500,000	4,787,728	6.150	11/15/36
CIGNA Corp.	United States	9,745,000	10,286,982	7.650	3/1/23
CIGNA Corp.	United States	12,970,000	14,038,823	7.875	5/15/27
CIGNA Corp.	United States	9,050,000	9,813,603	8.300	1/15/33
Citigroup, Inc.	United States	45,000,000	44,933,580	6.125	11/21/17
Comcast Corp.	United States	63,050,000	61,877,144	5.300	1/15/14

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Comcast Corp.	United States	26,500,000	26,162,390	5.850	11/15/15
Comcast Corp.	United States	13,180,000	13,072,517	5.900	3/15/16
Comcast Corp.	United States	4,810,000	4,868,345	6.300	11/15/17
Comcast Corp.	United States	27,500,000	28,086,300	6.500	1/15/17
Consolidated Rail Corp.	United States	3,095,096	3,494,952	6.760	5/25/15
Covidien Ltd.	United States	19,550,000	20,150,244	6.000	10/15/17
Cox Communications, Inc.	United States	75,530,000	74,360,569	5.450	12/15/14
Cox Communications, Inc.	United States	15,265,000	14,916,408	5.500	10/1/15
Cox Communications, Inc.	United States	25,145,000	24,966,144	5.875	12/1/16
CSX Corp.	United States	5,351,000	6,430,843	9.750	6/15/20
Dept. of Veterans Affairs	United States	1,166,685	1,271,058	7.207	2/15/25
Dept. of Veterans Affairs	United States	552,166	614,595	8.793	6/15/25
Dillard’s, Inc.	United States	15,490,000	10,494,475	7.000	12/1/28
Dillard’s, Inc.	United States	10,831,000	8,285,715	7.130	8/1/18
Dillard’s, Inc.	United States	50,000	37,125	7.750	7/15/26
Dillard’s, Inc.	United States	550,000	402,875	7.750	5/15/27
Dillard’s, Inc.	United States	14,000,000	12,810,000	7.850	10/1/12
Dillard’s, Inc.	United States	8,860,000	6,489,950	7.875	1/1/23
Dow Chemical Co.	United States	33,950,000	34,312,688	4.027	9/30/09
Dow Chemical Co.	United States	5,800,000	6,109,476	6.000	10/1/12
Dow Chemical Co.	United States	35,170,000	37,729,813	7.375	11/1/29
Fannie Mae	United States	49,732,775	50,479,421	3.846	6/1/34
Fannie Mae	United States	28,344,927	28,861,945	4.437	7/1/33
Fannie Mae	United States	16,374,282	16,582,304	4.658	9/1/34
Fannie Mae	United States	9,857,689	10,217,360	4.750	1/1/35
Fannie Mae	United States	18,271,320	18,457,557	4.752	3/1/35
Fannie Mae	United States	16,286,419	16,500,097	4.757	12/1/34
Fannie Mae	United States	10,446,801	10,597,127	4.838	8/1/35
Fannie Mae	United States	477,374	476,436	5.000	12/25/26
Fannie Mae	United States	125,100,334	126,740,504	5.030	7/1/35
Fannie Mae	United States	45,046,798	45,663,693	5.063	7/1/35
Fannie Mae	United States	52,334,274	53,145,570	5.295	1/1/36
Fannie Mae	United States	14,695,483	15,084,015	5.500	4/1/18
Fannie Mae	United States	16,623,828	17,063,343	5.500	6/1/18
Fannie Mae	United States	38,221,788	39,215,555	5.500	1/1/21
Fannie Mae	United States	15,494,495	15,790,913	5.500	1/1/23
Fannie Mae	United States	49,697,937	50,690,421	5.559	5/1/36
Fannie Mae	United States	4,320,191	4,438,766	6.000	1/1/12
Fannie Mae	United States	4,432,938	4,554,864	6.000	3/1/12
Fannie Mae	United States	4,073,323	4,185,591	6.000	3/1/12
Fannie Mae	United States	3,330,408	3,422,107	6.000	4/1/12
Fannie Mae	United States	21,665,310	22,426,074	6.000	12/1/13
Fannie Mae	United States	3,313,533	3,422,316	6.000	3/1/14
Fannie Mae	United States	4,720,626	4,897,239	6.000	10/1/14
Fannie Mae	United States	6,310,693	6,517,874	6.000	11/1/14
Fannie Mae	United States	2,305,460	2,381,652	6.000	1/1/16
Fannie Mae	United States	2,756,510	2,847,607	6.000	3/1/16
Fannie Mae	United States	18,375,008	19,020,235	6.000	3/1/16
Fannie Mae	United States	4,212,286	4,350,576	6.000	4/1/16
Fannie Mae	United States	24,351,268	25,150,724	6.000	5/1/16
Fannie Mae	United States	2,724,723	2,812,430	6.000	7/1/16
Fannie Mae	United States	8,889,276	9,201,417	6.000	12/1/16
Fannie Mae	United States	3,104,266	3,206,179	6.000	3/1/17
Fannie Mae	United States	13,062,177	13,482,640	6.000	7/1/17
Fannie Mae	United States	5,883,320	6,089,909	6.000	8/1/17
Fannie Mae	United States	7,594,364	7,843,688	6.000	11/1/17
Fannie Mae	United States	25,501,333	26,338,545	6.000	11/1/17
Fannie Mae	United States	9,584,687	9,921,247	6.000	12/1/17

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	5,886,909	6,076,085	6.000	3/1/18
Fannie Mae	United States	5,419,129	5,593,273	6.000	3/1/18
Fannie Mae	United States	5,047,580	5,210,058	6.000	3/1/18
Fannie Mae	United States	6,515,701	6,725,437	6.000	3/1/18
Fannie Mae	United States	14,454,604	14,919,104	6.000	5/1/18
Fannie Mae	United States	6,000,057	6,193,195	6.000	5/1/18
Fannie Mae	United States	7,914,254	8,169,009	6.000	5/1/18
Fannie Mae	United States	1,838,107	1,897,275	6.000	12/1/18
Fannie Mae	United States	30,075,918	31,063,314	6.000	12/1/18
Fannie Mae	United States	9,601,279	9,890,787	6.000	3/1/22
Fannie Mae	United States	26,783,018	27,667,827	6.000	8/25/32
Fannie Mae	United States	218,241,116	224,701,226	6.000	4/1/35
Fannie Mae	United States	112,885,490	116,471,330	6.000	6/1/35
Fannie Mae	United States	18,320,453	18,838,960	6.000	11/1/35
Fannie Mae	United States	32,368,005	33,326,123	6.000	11/1/35
Fannie Mae	United States	9,674,681	9,788,507	6.002	1/1/35
Fannie Mae	United States	1,282,148	1,289,162	6.150	4/25/23
Fannie Mae	United States	5,308	5,323	6.500	4/1/09
Fannie Mae	United States	1,400,531	1,468,748	6.500	1/1/13
Fannie Mae	United States	1,067,017	1,107,233	6.500	1/1/13
Fannie Mae	United States	9,318,185	9,772,056	6.500	12/1/14
Fannie Mae	United States	11,888,941	12,468,029	6.500	12/1/14
Fannie Mae	United States	5,771,209	6,014,374	6.500	7/1/15
Fannie Mae	United States	1,285,515	1,350,751	6.500	8/1/15
Fannie Mae	United States	12,728,372	13,264,671	6.500	9/1/16
Fannie Mae	United States	7,262,900	7,624,197	6.500	9/1/16
Fannie Mae	United States	11,981,180	12,573,760	6.500	6/1/17
Fannie Mae	United States	14,793,143	15,524,800	6.500	4/1/18
Fannie Mae	United States	35,824,779	37,596,644	6.500	7/1/18
Fannie Mae	United States	8,998,774	9,455,437	6.500	10/1/18
Fannie Mae	United States	11,139,710	11,690,671	6.500	11/1/18
Fannie Mae	United States	7,667,676	7,980,387	6.500	1/1/22
Fannie Mae	United States	19,982,478	20,738,941	6.500	10/1/26
Fannie Mae	United States	172,295,199	179,791,039	6.500	12/1/32
Fannie Mae	United States	29,426,895	31,796,713	6.500	8/25/35
Fannie Mae	United States	34,256,508	35,508,373	6.500	7/1/37
Fannie Mae	United States	43,019,016	44,191,415	6.500	8/1/37
Fannie Mae	United States	84,253,660	86,549,828	6.500	11/1/37
Fannie Mae	United States	62,700,460	64,409,238	6.500	11/1/37
Fannie Mae	United States	9,577,642	10,304,478	6.500	7/25/42
Fannie Mae	United States	8,981,104	9,626,253	6.500	1/25/44
Fannie Mae	United States	47,872	47,988	7.000	7/1/11
Fannie Mae	United States	10,676,542	11,220,720	7.000	11/1/18
Fannie Mae	United States	4,521,264	4,907,729	7.000	6/25/32
Fannie Mae	United States	1,706,442	1,822,777	7.000	9/25/41
Fannie Mae	United States	4,501,956	4,761,556	7.000	6/25/42
Fannie Mae	United States	5,163,778	5,591,143	7.000	6/25/42
Fannie Mae	United States	3,895,056	4,239,233	7.000	7/25/42
Fannie Mae	United States	24,354	25,089	7.500	8/1/10
Fannie Mae	United States	2,168,136	2,266,214	7.500	9/1/15
Fannie Mae	United States	3,802,615	3,974,630	7.500	12/1/15
Fannie Mae	United States	1,664,908	1,740,222	7.500	1/1/16
Fannie Mae	United States	2,480,472	2,592,679	7.500	12/1/16
Fannie Mae	United States	34,536,475	36,230,550	7.500	8/1/17
Fannie Mae	United States	4,249	4,302	7.500	7/1/19
Fannie Mae	United States	4,489,158	4,853,752	7.500	2/25/41
Fannie Mae	United States	4,721,248	5,103,763	7.500	7/25/41
Fannie Mae	United States	5,652,172	6,120,638	7.500	10/25/42

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	20,032,967	22,143,823	7.500	3/25/44
Fannie Mae	United States	3,692	3,740	8.000	1/1/09
Fannie Mae Multifamily DUS	United States	333,791	329,047	4.020	8/1/13
Fannie Mae Multifamily DUS	United States	17,252,752	17,621,240	4.834	1/1/13
Fannie Mae Multifamily DUS	United States	16,115,000	16,447,387	4.890	4/1/12
Fannie Mae Multifamily DUS	United States	4,330,573	4,434,186	4.917	2/1/13
Fannie Mae Multifamily DUS	United States	13,643,475	13,894,783	4.925	4/1/15
Fannie Mae Multifamily DUS	United States	4,624,284	4,743,609	4.975	1/1/13
Fannie Mae Multifamily DUS	United States	3,293,931	3,392,976	5.096	10/1/13
Fannie Mae Multifamily DUS	United States	10,350,772	10,790,757	5.320	4/1/14
Fannie Mae Multifamily DUS	United States	28,192,330	28,985,827	5.355	11/1/15
Fannie Mae Multifamily DUS	United States	4,765,114	4,991,144	5.629	12/1/11
Fannie Mae Multifamily DUS	United States	1,627,559	1,629,528	5.662	11/1/08
Fannie Mae Multifamily DUS	United States	5,960,184	6,291,673	5.897	1/1/12
Fannie Mae Multifamily DUS	United States	23,095,345	24,428,933	5.931	4/1/12
Fannie Mae Multifamily DUS	United States	959,909	1,011,427	5.940	11/1/11
Fannie Mae Multifamily DUS	United States	7,434,547	7,431,499	5.965	10/1/08
Fannie Mae Multifamily DUS	United States	2,511,168	2,521,525	6.095	1/1/09
FedEx Corp.	United States	16,114,154	16,944,846	6.720	7/15/23
Ford Motor Credit Co.	United States	118,160,000	97,059,460	7.250	10/25/11
Ford Motor Credit Co.	United States	166,700,000	139,004,629	7.375	2/1/11
Freddie Mac	United States	71,292,429	74,871,986	5.538	7/25/33
Freddie Mac	United States	10,100,855	10,365,817	6.000	9/15/16
Freddie Mac	United States	53,272	53,210	6.500	5/15/08
Freddie Mac	United States	6,402,327	6,729,549	6.500	12/15/13
Freddie Mac	United States	1,013,618	1,051,293	6.500	5/15/21
Freddie Mac	United States	452,509	482,860	6.500	9/25/43
Freddie Mac	United States	28,852,967	30,165,355	6.500	10/25/43
Freddie Mac	United States	11,756,742	12,541,519	7.000	8/25/23
Freddie Mac	United States	2,383	2,409	8.000	11/1/10
Freddie Mac	United States	99	101	8.250	2/1/17
Freddie Mac	United States	9,858	10,192	8.750	5/1/10
Freddie Mac Gold	United States	18,478,777	18,530,865	3.805	5/1/34
Freddie Mac Gold	United States	28,408,592	28,821,005	4.807	10/1/35
Freddie Mac Gold	United States	85,297,366	86,631,697	4.846	5/1/35
Freddie Mac Gold	United States	50,737,884	51,655,156	5.388	11/1/35
Freddie Mac Gold	United States	2,701,505	2,791,410	6.000	10/1/13
Freddie Mac Gold	United States	9,588,593	9,899,247	6.000	4/1/14
Freddie Mac Gold	United States	9,115,315	9,424,167	6.000	10/1/14
Freddie Mac Gold	United States	2,107,775	2,176,065	6.000	9/1/15
Freddie Mac Gold	United States	2,731,153	2,819,393	6.000	5/1/16
Freddie Mac Gold	United States	23,142,574	23,890,256	6.000	10/1/16
Freddie Mac Gold	United States	15,610,814	16,102,288	6.000	5/1/17
Freddie Mac Gold	United States	12,072,308	12,452,379	6.000	2/1/18
Freddie Mac Gold	United States	7,625,918	7,891,891	6.000	10/1/18
Freddie Mac Gold	United States	49,656,853	51,295,455	6.000	6/1/35
Freddie Mac Gold	United States	35,105,107	36,108,675	6.327	11/1/36
Freddie Mac Gold	United States	2,691,380	2,820,971	6.500	7/1/14
Freddie Mac Gold	United States	10,590,035	11,021,441	6.500	11/1/14
Freddie Mac Gold	United States	4,205,409	4,410,456	6.500	5/1/16
Freddie Mac Gold	United States	7,532,714	7,892,022	6.500	3/1/17
Freddie Mac Gold	United States	4,534,668	4,750,970	6.500	8/1/17
Freddie Mac Gold	United States	2,192,863	2,297,461	6.500	8/1/17
Freddie Mac Gold	United States	5,611,571	5,885,180	6.500	11/1/17
Freddie Mac Gold	United States	7,930,572	8,308,856	6.500	12/1/17
Freddie Mac Gold	United States	7,753,307	8,123,136	6.500	3/1/18
Freddie Mac Gold	United States	4,069,283	4,263,386	6.500	9/1/18
Freddie Mac Gold	United States	52,082,787	54,138,492	6.500	10/1/26

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Freddie Mac Gold	United States	91,825,839	96,028,523	6.500	12/1/32
Freddie Mac Gold	United States	5,440,913	5,689,933	6.500	4/1/33
Freddie Mac Gold	United States	23,722	23,840	7.000	5/1/08
Freddie Mac Gold	United States	109,201	110,529	7.000	12/1/08
Freddie Mac Gold	United States	159,077	162,076	7.000	8/1/09
Freddie Mac Gold	United States	322,222	334,453	7.000	4/1/15
Freddie Mac Gold	United States	359,224	384,607	7.470	3/17/23
Freddie Mac Gold	United States	1,323,342	1,428,910	7.750	7/25/21
Freddie Mac Gold	United States	35,481	38,909	8.500	1/1/23
General Electric Co.	United States	190,000,000	181,578,250	5.041	11/1/12
Ginnie Mae	United States	2,877,677	3,093,883	7.500	11/15/24
Ginnie Mae	United States	1,274,012	1,370,230	7.500	10/15/25
Ginnie Mae	United States	347,036	378,247	7.970	4/15/20
Ginnie Mae	United States	430,463	469,537	7.970	5/15/20
Ginnie Mae	United States	258,563	280,298	7.970	8/15/20
Ginnie Mae	United States	347,011	376,407	7.970	8/15/20
Ginnie Mae	United States	416,845	454,821	7.970	10/15/20
Ginnie Mae	United States	301,503	328,543	7.970	1/15/21
GMAC, LLC	United States	201,105,000	153,918,527	6.875	9/15/11
GMAC, LLC	United States	20,691,000	15,795,539	6.875	8/28/12
GMAC, LLC	United States	6,145,000	5,315,216	7.750	1/19/10
GMAC, LLC	United States	209,640,000	148,320,300	8.000	11/1/31
HCA, Inc.	United States	20,420,000	16,846,500	5.750	3/15/14
HCA, Inc.	United States	47,740,000	41,533,800	6.250	2/15/13
HCA, Inc.	United States	11,400,000	10,146,000	6.300	10/1/12
HCA, Inc.	United States	22,000,000	18,535,000	6.500	2/15/16
HCA, Inc.	United States	27,400,000	24,249,000	6.750	7/15/13
HCA, Inc.	United States	50,090,000	47,084,600	6.950	5/1/12
HCA, Inc.	United States	23,798,000	23,381,535	7.875	2/1/11
HCA, Inc.	United States	27,750,000	27,750,000	8.750	9/1/10
Health Net, Inc.	United States	18,675,000	17,286,682	6.375	6/1/17
HSBC Holdings PLC	United Kingdom	23,000,000	22,250,476	6.500	5/2/36
HSBC Holdings PLC	United Kingdom	45,000,000	42,688,845	6.500	9/15/37
JPMorgan Chase & Co.	United States	5,955,000	5,040,961	5.850	8/1/35
JPMorgan Chase & Co.	United States	28,187,000	31,375,570	8.750	9/1/30
Kaupthing Bank HF	Iceland	65,060,000	43,900,146	7.125	5/19/16
Lafarge SA	France	33,715,000	32,515,474	6.500	7/15/16
Liberty Media Corp.	United States	25,143,000	20,915,043	8.250	2/1/30
Liberty Media Corp.	United States	32,630,000	27,639,200	8.500	7/15/29
Lockheed Martin Corp.	United States	3,650,000	4,440,747	7.750	5/1/26
Macy’s, Inc.	United States	21,275,000	17,693,013	6.700	7/15/34
Macy’s, Inc.	United States	8,080,000	6,837,748	6.900	4/1/29
Macy’s, Inc.	United States	55,984,000	46,990,226	6.900	1/15/32
Macy’s, Inc.	United States	11,675,000	11,192,647	7.450	10/15/16
Macy’s, Inc.	United States	5,900,000	5,962,328	7.625	8/15/13
Norfolk Southern Corp.	United States	13,000,000	15,040,480	7.700	5/15/17
Norfolk Southern Corp.	United States	7,389,000	9,675,331	9.750	6/15/20
Safeco Corp.	United States	15,131,000	15,235,752	4.875	2/1/10
Safeco Corp.	United States	13,672,000	14,699,957	7.250	9/1/12
SLM Student Loan Trust	United States	124,000,000	121,621,048	3.331	7/25/17
SLM Student Loan Trust	United States	1,213,422	1,210,433	5.084	1/25/16
SLM Student Loan Trust	United States	25,469,113	25,467,763	5.084	4/25/17
SLM Student Loan Trust	United States	22,116,304	22,026,481	5.094	10/25/17
Small Business Administration - 504 Program	United States	39,801,835	38,494,034	4.570	6/1/25
Small Business Administration - 504 Program	United States	19,040,954	19,269,731	4.920	10/1/23
Small Business Administration - 504 Program	United States	33,811,407	34,668,783	5.360	11/1/25
Small Business Administration - 504 Program	United States	47,439,576	48,802,368	5.640	4/1/26
Small Business Administration - 504 Program	United States	11,849,907	12,201,411	5.710	6/1/27

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Small Business Administration - 504 Program	United States	52,450,384	54,753,764	5.820	6/1/26
Small Business Administration - 504 Program	United States	2,709,318	2,799,783	6.000	9/1/18
Small Business Administration - 504 Program	United States	5,409,177	5,598,504	6.150	4/1/18
Small Business Administration - 504 Program	United States	10,363,902	10,890,889	6.340	5/1/21
Small Business Administration - 504 Program	United States	8,722,245	9,307,748	6.625	7/1/21
Small Business Administration - 504 Program	United States	1,843,944	1,915,913	6.700	12/1/16
Small Business Administration - 504 Program	United States	4,134,787	4,343,236	6.800	6/1/19
Small Business Administration - 504 Program	United States	3,784,896	3,955,427	6.900	9/1/17
Small Business Administration - 504 Program	United States	2,843,721	2,978,901	7.200	6/1/17
Small Business Administration - 504 Program	United States	4,181,040	4,459,001	7.210	9/1/20
Small Business Administration - 504 Program	United States	6,399,255	6,834,622	7.390	7/1/20
Small Business Administration - 504 Program	United States	10,793,740	11,512,098	7.470	4/1/20
Small Business Administration - 504 Program	United States	4,490,637	4,857,867	8.030	5/1/20
Sprint Nextel Corp.	United States	27,585,000	21,447,338	6.000	12/1/16
Time Warner, Inc.	United States	107,980,000	112,937,254	7.625	4/15/31
Time Warner, Inc.	United States	79,490,000	83,687,628	7.700	5/1/32
Travelers Cos., Inc.	United States	10,250,000	10,535,227	5.000	3/15/13
Travelers Cos., Inc.	United States	9,160,000	9,118,725	5.500	12/1/15
Travelers Cos., Inc.	United States	21,660,000	21,903,285	5.750	12/15/17
Travelers Cos., Inc.	United States	22,000,000	22,818,290	6.250	6/20/16
Travelers Cos., Inc.	United States	19,885,000	21,396,499	8.125	4/15/10
U.S. Treasury Notes	United States	105,000,000	105,278,880	4.875	4/30/08
Union Pacific Corp.	United States	8,320,000	8,292,369	4.875	1/15/15
Union Pacific Corp.	United States	2,935,000	3,020,849	5.375	5/1/14
Union Pacific Corp.	United States	36,844,074	37,625,537	5.866	7/2/30
Union Pacific Corp.	United States	15,720,000	16,689,877	6.125	1/15/12
Union Pacific Corp.	United States	22,981,765	24,105,751	6.176	1/2/31
Union Pacific Corp.	United States	30,008,784	32,563,966	6.330	1/2/20
Union Pacific Corp.	United States	3,550,000	3,840,578	6.500	4/15/12
Union Planters Mortgage Finance Corp.	United States	3,382,991	3,634,059	7.700	12/25/24
Unum Group	United States	11,633,000	9,879,325	6.750	12/15/28
Unum Group	United States	10,200,000	10,301,184	6.850	11/15/15
Unum Group	United States	8,500,000	7,237,240	7.190	2/1/28
Unum Group	United States	12,130,000	10,918,704	7.250	3/15/28
Unum Group	United States	8,426,000	8,966,646	7.625	3/1/11
Wachovia Corp.	United States	186,000,000	170,035,992	5.281	4/23/12
Wachovia Corp.	United States	46,000,000	44,927,464	6.000	11/15/17
WellPoint, Inc.	United States	13,070,000	12,294,661	5.000	12/15/14
WellPoint, Inc.	United States	77,600,000	72,972,246	5.250	1/15/16
WellPoint, Inc.	United States	1,275,000	1,247,883	5.875	6/15/17
Wyeth	United States	13,058,000	13,525,555	5.500	2/1/14
Xerox Corp.	United States	135,655,000	141,863,522	6.875	8/15/11
Xerox Corp.	United States	18,425,000	19,415,344	7.125	6/15/10
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	489,860,000	489,860,000	2.150	4/1/08
SSgA Prime Money Market Fund	United States	23,807,883	23,807,883
CIGNA Corp. Commercial Paper	United States	10,000,000	10,000,000		4/1/08
Rohm and Haas Co. Commercial Paper	United States	23,000,000	23,000,000		4/1/08
WellPoint, Inc. Commercial Paper	United States	50,000,000	50,000,000		4/1/08

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2008. Dodge & Cox®. All rights reserved.

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

The following portfolio data for the Dodge & Cox Income Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
FIXED-INCOME SECURITIES
AT&T, Inc.	United States	160,005,000	186,967,283	8.000	11/15/31
Bank of America Corp.	United States	105,000,000	104,291,880	5.300	3/15/17
Bank of America Corp.	United States	21,450,000	18,008,927	5.625	3/8/35
Bank of America Corp.	United States	64,470,000	60,881,793	6.625	5/23/36
Bank of America Corp.	United States	14,615,000	15,149,334	8.000	12/15/26
Boston Properties, Inc.	United States	17,444,000	16,035,658	5.000	6/1/15
Boston Properties, Inc.	United States	35,160,000	33,591,678	5.625	4/15/15
Boston Properties, Inc.	United States	60,932,000	62,096,845	6.250	1/15/13
Boston Scientific Corp.	United States	46,073,000	42,271,978	5.450	6/15/14
Boston Scientific Corp.	United States	15,000,000	13,987,500	6.250	11/15/15
Boston Scientific Corp.	United States	46,677,000	43,526,302	6.400	6/15/16
Burlington Northern Santa Fe Corp.	United States	7,883,000	7,737,401	4.300	7/1/13
Burlington Northern Santa Fe Corp.	United States	7,835,000	7,845,546	4.875	1/15/15
Burlington Northern Santa Fe Corp.	United States	10,446,569	10,623,734	5.342	4/1/24
Burlington Northern Santa Fe Corp.	United States	44,341,933	45,892,896	5.629	4/1/24
Burlington Northern Santa Fe Corp.	United States	28,795,282	29,916,924	5.720	1/15/24
Burlington Northern Santa Fe Corp.	United States	54,800,000	58,128,103	5.996	4/1/24
Burlington Northern Santa Fe Corp.	United States	21,280,123	23,742,399	7.570	1/2/21
Burlington Northern Santa Fe Corp.	United States	6,984,080	8,133,520	8.251	1/15/21
Capital One Financial Corp.	United States	130,225,000	128,780,805	6.750	9/15/17
CIGNA Corp.	United States	38,000,000	33,078,848	6.150	11/15/36
CIGNA Corp.	United States	28,755,000	29,595,336	6.375	10/15/11
CIGNA Corp.	United States	13,665,000	14,174,664	7.000	1/15/11
CIGNA Corp.	United States	3,597,000	3,797,052	7.650	3/1/23
CIGNA Corp.	United States	27,840,000	30,134,220	7.875	5/15/27
CIGNA Corp.	United States	7,445,000	8,073,179	8.300	1/15/33
Citigroup, Inc.	United States	77,115,000	77,001,178	6.125	11/21/17
Comcast Corp.	United States	75,090,000	73,693,176	5.300	1/15/14
Comcast Corp.	United States	24,985,000	24,666,691	5.850	11/15/15
Comcast Corp.	United States	61,380,000	59,786,391	5.875	2/15/18
Comcast Corp.	United States	41,765,000	41,424,406	5.900	3/15/16
Comcast Corp.	United States	31,370,000	31,750,518	6.300	11/15/17
Comcast Corp.	United States	42,020,000	42,915,866	6.500	1/15/17
Covidien Ltd.	United States	32,700,000	33,703,988	6.000	10/15/17
Cox Communications, Inc.	United States	114,974,000	113,193,858	5.450	12/15/14
Cox Communications, Inc.	United States	78,390,000	77,832,412	5.875	12/1/16
CSX Corp.	United States	22,946,000	22,906,050	6.251	1/15/23
CSX Corp.	United States	10,272,000	12,344,910	9.750	6/15/20
Dept. of Veterans Affairs	United States	28,498,277	31,177,522	7.500	6/15/27
Dept. of Veterans Affairs	United States	1,098,675	1,208,690	8.177	10/15/27
Dept. of Veterans Affairs	United States	384,759	429,613	9.293	5/15/25
Dillard’s, Inc.	United States	5,060,000	5,047,350	6.625	11/15/08
Dillard’s, Inc.	United States	28,825,000	19,528,938	7.000	12/1/28
Dillard’s, Inc.	United States	24,015,000	18,371,475	7.130	8/1/18
Dillard’s, Inc.	United States	21,666,000	16,087,005	7.750	7/15/26
Dillard’s, Inc.	United States	12,903,000	9,451,448	7.750	5/15/27
Dillard’s, Inc.	United States	550,000	558,250	9.500	9/1/09
Dow Chemical Co.	United States	54,087,000	54,664,811	4.027	9/30/09
Dow Chemical Co.	United States	9,875,000	10,401,910	6.000	10/1/12
Dow Chemical Co.	United States	48,884,000	52,441,973	7.375	11/1/29
Fannie Mae	United States	21,311,218	21,262,731	3.937	10/1/33
Fannie Mae	United States	31,462,079	31,491,918	4.126	12/1/36
Fannie Mae	United States	16,423,426	16,723,719	4.208	9/1/34

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	17,253,932	17,745,796	4.248	1/1/35
Fannie Mae	United States	19,815,831	20,042,784	4.473	7/1/34
Fannie Mae	United States	50,285,473	50,901,379	4.483	1/1/35
Fannie Mae	United States	13,532,008	13,565,572	4.495	1/1/35
Fannie Mae	United States	10,608,105	10,784,718	4.500	6/1/35
Fannie Mae	United States	13,908,552	14,140,809	4.500	7/1/35
Fannie Mae	United States	22,184,708	22,681,191	4.543	8/1/34
Fannie Mae	United States	19,680,336	19,936,104	4.597	10/1/34
Fannie Mae	United States	19,139,219	19,336,490	4.633	8/1/35
Fannie Mae	United States	36,130,403	36,601,208	4.660	1/1/36
Fannie Mae	United States	4,625,884	4,733,319	4.695	8/1/34
Fannie Mae	United States	15,864,888	16,074,985	4.735	7/1/35
Fannie Mae	United States	16,397,333	16,619,185	4.756	7/1/35
Fannie Mae	United States	26,925,101	27,320,492	4.762	10/1/35
Fannie Mae	United States	22,174,047	22,503,416	4.768	11/1/36
Fannie Mae	United States	48,368,669	49,021,505	4.773	8/1/35
Fannie Mae	United States	28,447,632	28,743,555	4.801	1/1/36
Fannie Mae	United States	18,405,776	18,615,659	4.864	12/1/35
Fannie Mae	United States	14,867,944	15,061,228	4.885	10/1/35
Fannie Mae	United States	24,581,785	25,050,545	4.986	4/1/35
Fannie Mae	United States	107,153,143	106,352,183	5.000	11/1/33
Fannie Mae	United States	23,270,251	23,096,308	5.000	3/1/34
Fannie Mae	United States	30,948,612	30,717,273	5.000	3/1/34
Fannie Mae	United States	128,428,244	127,468,255	5.000	3/1/34
Fannie Mae	United States	19,478,561	19,844,938	5.000	9/1/35
Fannie Mae	United States	118,811,213	120,376,908	5.036	7/1/35
Fannie Mae	United States	17,268,618	17,603,469	5.090	7/1/35
Fannie Mae	United States	28,803,679	29,093,548	5.247	1/1/37
Fannie Mae	United States	17,059,064	17,514,364	5.287	11/1/35
Fannie Mae	United States	17,789,146	18,252,989	5.500	9/1/14
Fannie Mae	United States	7,904,887	8,111,003	5.500	9/1/14
Fannie Mae	United States	5,977,098	6,132,948	5.500	8/1/15
Fannie Mae	United States	3,535,605	3,627,794	5.500	8/1/15
Fannie Mae	United States	8,763,631	8,995,332	5.500	4/1/16
Fannie Mae	United States	7,241,781	7,433,245	5.500	1/1/17
Fannie Mae	United States	8,189,507	8,406,028	5.500	7/1/17
Fannie Mae	United States	490,667	503,629	5.500	9/1/17
Fannie Mae	United States	6,521,139	6,693,420	5.500	10/1/17
Fannie Mae	United States	2,582,679	2,650,910	5.500	11/1/17
Fannie Mae	United States	32,185,681	33,035,985	5.500	12/1/17
Fannie Mae	United States	9,650,564	9,905,519	5.500	1/1/18
Fannie Mae	United States	2,793,031	2,866,876	5.500	1/1/18
Fannie Mae	United States	15,775,646	16,192,736	5.500	2/1/18
Fannie Mae	United States	9,573,995	9,826,928	5.500	3/1/18
Fannie Mae	United States	17,303,480	17,760,964	5.500	4/1/18
Fannie Mae	United States	5,400,915	5,543,600	5.500	12/1/18
Fannie Mae	United States	83,277,366	85,479,124	5.500	12/1/18
Fannie Mae	United States	11,964,143	12,258,248	5.500	12/1/19
Fannie Mae	United States	116,593,466	119,624,896	5.500	1/1/21
Fannie Mae	United States	34,258,612	34,988,748	5.500	1/1/22
Fannie Mae	United States	12,366,878	12,524,586	5.500	10/1/33
Fannie Mae	United States	11,760,690	11,910,668	5.500	2/1/34
Fannie Mae	United States	176,771,114	179,025,380	5.500	5/1/34
Fannie Mae	United States	22,703,627	23,006,762	5.500	8/1/35
Fannie Mae	United States	189,545,216	192,007,329	5.500	8/1/35
Fannie Mae	United States	1,726,067	1,782,734	6.000	4/1/13
Fannie Mae	United States	2,327,000	2,403,396	6.000	3/1/14
Fannie Mae	United States	1,961,781	2,026,615	6.000	6/1/14

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	10,135,005	10,490,890	6.000	12/1/15
Fannie Mae	United States	18,071,059	18,705,612	6.000	3/1/16
Fannie Mae	United States	4,046,477	4,176,730	6.000	7/1/16
Fannie Mae	United States	18,338,428	18,916,234	6.000	11/1/16
Fannie Mae	United States	11,809,872	12,190,024	6.000	1/1/17
Fannie Mae	United States	9,356,267	9,657,439	6.000	1/1/17
Fannie Mae	United States	2,369,222	2,445,357	6.000	4/1/17
Fannie Mae	United States	3,304,695	3,410,891	6.000	5/1/17
Fannie Mae	United States	21,698,522	22,396,983	6.000	7/1/17
Fannie Mae	United States	12,443,347	12,843,890	6.000	11/1/17
Fannie Mae	United States	42,015,599	43,394,976	6.000	11/1/17
Fannie Mae	United States	3,532,560	3,646,271	6.000	1/1/18
Fannie Mae	United States	14,368,212	14,829,935	6.000	2/1/18
Fannie Mae	United States	8,830,440	9,114,206	6.000	3/1/18
Fannie Mae	United States	14,404,864	14,868,548	6.000	3/1/18
Fannie Mae	United States	11,525,974	11,901,247	6.000	4/1/18
Fannie Mae	United States	5,256,129	5,425,035	6.000	8/1/18
Fannie Mae	United States	8,422,022	8,698,518	6.000	12/1/18
Fannie Mae	United States	21,587,276	22,282,157	6.000	1/1/19
Fannie Mae	United States	22,193,788	22,908,192	6.000	1/1/19
Fannie Mae	United States	50,274,911	51,893,227	6.000	2/1/19
Fannie Mae	United States	22,889,194	23,625,982	6.000	2/1/19
Fannie Mae	United States	6,927,264	7,150,248	6.000	2/1/19
Fannie Mae	United States	18,711,479	19,313,790	6.000	7/1/19
Fannie Mae	United States	14,391,100	14,854,340	6.000	8/1/19
Fannie Mae	United States	21,755,716	22,464,058	6.000	8/1/19
Fannie Mae	United States	13,378,595	13,809,243	6.000	8/1/19
Fannie Mae	United States	10,981,537	11,339,084	6.000	10/1/19
Fannie Mae	United States	47,587,934	49,119,758	6.000	12/1/19
Fannie Mae	United States	16,699,193	17,207,047	6.000	1/1/20
Fannie Mae	United States	57,052,169	58,888,641	6.000	12/1/20
Fannie Mae	United States	92,470,819	95,250,723	6.000	12/1/21
Fannie Mae	United States	152,037,027	156,636,442	6.000	3/1/22
Fannie Mae	United States	29,434,025	30,321,551	6.000	3/1/22
Fannie Mae	United States	72,334,456	74,515,564	6.000	4/1/22
Fannie Mae	United States	113,069,310	116,489,876	6.000	8/1/22
Fannie Mae	United States	4,577,912	4,623,321	6.000	6/25/23
Fannie Mae	United States	68,075,901	69,989,804	6.000	2/1/28
Fannie Mae	United States	22,979,569	23,746,506	6.000	11/1/28
Fannie Mae	United States	14,251,209	14,726,839	6.000	12/1/28
Fannie Mae	United States	23,452,521	24,238,420	6.000	12/25/31
Fannie Mae	United States	86,531,171	89,185,723	6.000	3/1/33
Fannie Mae	United States	12,857,540	13,238,133	6.000	2/1/34
Fannie Mae	United States	35,952,685	37,016,912	6.000	4/1/34
Fannie Mae	United States	17,818,241	18,345,675	6.000	8/1/34
Fannie Mae	United States	173,653,981	178,794,275	6.000	4/1/35
Fannie Mae	United States	134,426,469	138,550,325	6.000	4/1/35
Fannie Mae	United States	136,202,645	140,529,161	6.000	4/1/35
Fannie Mae	United States	44,457,893	45,870,111	6.000	6/1/35
Fannie Mae	United States	146,963,685	151,632,029	6.000	6/1/35
Fannie Mae	United States	147,913,538	152,451,142	6.000	7/1/35
Fannie Mae	United States	110,251,842	113,634,083	6.000	7/1/35
Fannie Mae	United States	54,750,190	56,370,839	6.000	11/1/35
Fannie Mae	United States	145,581,781	150,391,930	6.000	3/1/36
Fannie Mae	United States	27,640,822	28,655,245	6.149	8/25/47
Fannie Mae	United States	105,126,824	109,150,028	6.174	8/25/47
Fannie Mae	United States	1,127,499	1,177,049	6.500	11/1/12
Fannie Mae	United States	12,862,066	13,498,214	6.500	3/1/17

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	8,145,913	8,542,685	6.500	6/1/17
Fannie Mae	United States	12,896,710	13,519,578	6.500	7/1/17
Fannie Mae	United States	20,554,441	21,571,047	6.500	7/1/17
Fannie Mae	United States	17,544,970	18,412,730	6.500	1/1/18
Fannie Mae	United States	43,177,156	45,312,664	6.500	4/1/18
Fannie Mae	United States	30,277,287	31,774,777	6.500	6/1/18
Fannie Mae	United States	11,141,507	11,692,557	6.500	11/1/18
Fannie Mae	United States	27,653,053	28,929,887	6.500	4/1/19
Fannie Mae	United States	5,738,754	5,969,323	6.500	5/1/22
Fannie Mae	United States	22,070,581	23,021,305	6.500	10/1/24
Fannie Mae	United States	2,616,941	2,724,242	6.500	9/25/28
Fannie Mae	United States	15,461,062	16,141,499	6.500	10/25/28
Fannie Mae	United States	157,390,714	164,238,123	6.500	12/1/32
Fannie Mae	United States	7,064,704	7,372,060	6.500	1/1/34
Fannie Mae	United States	8,729,686	9,049,310	6.500	4/1/36
Fannie Mae	United States	54,006,617	55,044,516	6.500	3/25/37
Fannie Mae	United States	75,702,857	77,765,989	6.500	9/1/37
Fannie Mae	United States	111,618,447	114,660,388	6.500	10/1/37
Fannie Mae	United States	124,687,052	129,243,597	6.500	11/1/37
Fannie Mae	United States	104,124,065	106,961,761	6.500	11/1/37
Fannie Mae	United States	57,425,769	58,990,795	6.500	1/1/38
Fannie Mae	United States	9,592,016	10,247,964	6.500	6/25/42
Fannie Mae	United States	15,310,928	16,240,858	6.500	12/25/42
Fannie Mae	United States	10,294,298	10,812,289	6.500	12/25/42
Fannie Mae	United States	2,365,686	2,576,787	6.500	12/25/45
Fannie Mae	United States	12,460	12,513	7.000	7/1/08
Fannie Mae	United States	512,348	529,099	7.000	12/1/10
Fannie Mae	United States	345,420	356,681	7.000	12/1/11
Fannie Mae	United States	3,262,141	3,472,464	7.000	4/1/32
Fannie Mae	United States	5,184,880	5,628,069	7.000	6/25/32
Fannie Mae	United States	7,282,435	7,797,142	7.000	12/25/41
Fannie Mae	United States	8,036,352	8,499,758	7.000	6/25/42
Fannie Mae	United States	4,152,509	4,496,179	7.000	6/25/42
Fannie Mae	United States	25,178,875	27,403,746	7.000	7/25/42
Fannie Mae	United States	7,419,595	7,864,702	7.000	10/25/42
Fannie Mae	United States	17,611,278	19,185,515	7.000	10/25/44
Fannie Mae	United States	2,290,393	2,422,949	7.000	3/25/45
Fannie Mae	United States	15,579,575	17,351,630	7.000	12/25/45
Fannie Mae	United States	222,317	225,201	7.500	11/1/14
Fannie Mae	United States	15,076,273	15,815,791	7.500	8/1/17
Fannie Mae	United States	4,512,355	4,925,484	7.500	7/25/41
Fannie Mae	United States	7,002,002	7,557,808	7.500	12/25/42
Fannie Mae	United States	31,722,043	35,064,566	7.500	3/25/44
Fannie Mae	United States	19,388,690	21,472,554	7.500	6/25/44
Fannie Mae	United States	251,760	281,657	7.500	12/25/45
Fannie Mae	United States	85,052	89,024	8.000	1/1/12
Fannie Mae	United States	10,289	10,441	8.000	8/1/22
Fannie Mae	United States	18,607,764	21,048,156	8.000	12/25/45
Fannie Mae Multifamily DUS	United States	13,590,000	13,668,486	4.750	3/1/15
Fannie Mae Multifamily DUS	United States	16,883,050	17,243,642	4.834	1/1/13
Fannie Mae Multifamily DUS	United States	15,612,302	15,965,237	4.866	2/1/13
Fannie Mae Multifamily DUS	United States	36,518,969	36,857,549	5.425	6/1/17
Fannie Mae Multifamily DUS	United States	47,847,446	47,749,910	5.549	11/1/16
Fannie Mae Multifamily DUS	United States	2,547,803	2,676,602	5.677	12/1/12
Fannie Mae Multifamily DUS	United States	21,607,402	22,912,989	5.880	9/1/12
Fannie Mae Multifamily DUS	United States	22,000,343	23,270,703	5.931	4/1/12
Fannie Mae Multifamily DUS	United States	2,503,210	2,662,383	6.055	5/1/12
Fannie Mae Multifamily DUS	United States	12,581,569	13,444,192	6.095	3/1/12

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae Multifamily DUS	United States	8,867,547	9,424,208	6.113	2/1/12
Fannie Mae Multifamily DUS	United States	24,693,472	26,129,245	6.135	10/1/11
Fannie Mae Multifamily DUS	United States	22,336,591	23,600,130	6.224	5/1/11
Fannie Mae Multifamily DUS	United States	16,796,354	17,838,949	6.253	9/1/11
Fannie Mae Multifamily DUS	United States	1,181,027	1,204,520	6.379	7/1/09
FedEx Corp.	United States	23,424,120	24,631,645	6.720	7/15/23
FedEx Corp.	United States	2,796,980	3,128,029	7.650	7/15/24
Ford Motor Credit Co.	United States	2,070,000	1,614,639	7.000	10/1/13
Ford Motor Credit Co.	United States	232,790,000	191,219,293	7.250	10/25/11
Ford Motor Credit Co.	United States	300,248,000	250,365,098	7.375	2/1/11
Ford Motor Credit Co.	United States	16,625,000	13,713,530	7.800	6/1/12
Freddie Mac	United States	260,598	260,304	6.000	8/15/08
Freddie Mac	United States	1,462,338	1,460,686	6.000	10/15/08
Freddie Mac	United States	6,712,487	6,792,967	6.000	9/15/30
Freddie Mac	United States	33,445,728	35,204,799	6.500	6/15/32
Freddie Mac	United States	7,001,202	7,417,414	7.093	7/25/33
Freddie Mac	United States	24	25	7.500	10/1/08
Freddie Mac Gold	United States	82,089,723	81,906,479	3.333	9/1/33
Freddie Mac Gold	United States	15,257,575	15,275,399	4.147	1/1/35
Freddie Mac Gold	United States	9,772,190	9,951,894	4.166	3/1/35
Freddie Mac Gold	United States	11,318,330	11,438,811	4.320	8/1/34
Freddie Mac Gold	United States	29,890,285	29,970,807	4.407	9/1/35
Freddie Mac Gold	United States	116,938,222	118,506,407	4.410	1/1/35
Freddie Mac Gold	United States	8,067,619	8,187,008	4.498	4/1/35
Freddie Mac Gold	United States	33,624,886	34,279,933	4.597	4/1/36
Freddie Mac Gold	United States	15,238,417	15,492,960	4.670	8/1/35
Freddie Mac Gold	United States	59,457,385	59,983,646	4.719	2/1/34
Freddie Mac Gold	United States	18,489,202	18,723,374	4.724	8/1/35
Freddie Mac Gold	United States	11,180,965	11,273,221	4.829	2/1/35
Freddie Mac Gold	United States	21,174,946	21,470,953	4.850	10/1/35
Freddie Mac Gold	United States	21,481,703	21,619,584	4.855	1/1/36
Freddie Mac Gold	United States	64,299,010	65,374,707	5.129	1/1/36
Freddie Mac Gold	United States	26,983,059	27,498,591	5.168	5/1/37
Freddie Mac Gold	United States	32,744,153	33,051,645	5.297	1/1/37
Freddie Mac Gold	United States	68,781,991	69,211,831	5.339	7/1/37
Freddie Mac Gold	United States	45,565,664	46,264,580	5.463	3/1/37
Freddie Mac Gold	United States	13,564,667	13,910,330	5.500	11/1/13
Freddie Mac Gold	United States	7,964,678	8,166,822	5.500	7/1/14
Freddie Mac Gold	United States	5,827,648	5,978,096	5.500	10/1/16
Freddie Mac Gold	United States	4,576,414	4,694,559	5.500	10/1/16
Freddie Mac Gold	United States	23,817,004	24,427,451	5.500	11/1/18
Freddie Mac Gold	United States	84,247,134	86,247,752	5.500	10/1/20
Freddie Mac Gold	United States	66,877,047	68,140,078	5.500	11/1/23
Freddie Mac Gold	United States	64,670,126	65,720,588	5.547	4/1/37
Freddie Mac Gold	United States	24,936,666	25,490,081	5.846	8/1/36
Freddie Mac Gold	United States	19,741,711	20,097,666	5.914	1/1/36
Freddie Mac Gold	United States	828,710	857,359	6.000	4/1/13
Freddie Mac Gold	United States	540,162	558,764	6.000	5/1/13
Freddie Mac Gold	United States	871,541	901,938	6.000	12/1/13
Freddie Mac Gold	United States	5,583,775	5,767,915	6.000	12/1/13
Freddie Mac Gold	United States	3,233,674	3,338,439	6.000	4/1/14
Freddie Mac Gold	United States	2,454,857	2,534,168	6.000	2/1/15
Freddie Mac Gold	United States	9,097,942	9,388,002	6.000	8/1/16
Freddie Mac Gold	United States	8,791,457	9,068,238	6.000	9/1/16
Freddie Mac Gold	United States	19,483,894	20,097,304	6.000	5/1/17
Freddie Mac Gold	United States	4,481,130	4,621,622	6.000	6/1/17
Freddie Mac Gold	United States	17,970,452	18,533,860	6.000	8/1/17
Freddie Mac Gold	United States	17,803,683	18,364,195	6.000	12/1/17

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Freddie Mac Gold	United States	10,898,601	11,240,292	6.000	1/1/18
Freddie Mac Gold	United States	4,760,375	4,910,246	6.000	2/1/18
Freddie Mac Gold	United States	11,269,930	11,631,415	6.000	2/1/19
Freddie Mac Gold	United States	63,331,950	65,224,048	6.000	2/1/22
Freddie Mac Gold	United States	15,942,513	16,477,965	6.000	7/1/25
Freddie Mac Gold	United States	38,909,510	40,218,230	6.000	2/1/33
Freddie Mac Gold	United States	65,733,938	67,775,469	6.000	3/1/35
Freddie Mac Gold	United States	316,374	326,829	6.500	2/1/11
Freddie Mac Gold	United States	806,979	833,647	6.500	4/1/12
Freddie Mac Gold	United States	857,511	898,094	6.500	6/1/12
Freddie Mac Gold	United States	4,559,445	4,778,985	6.500	7/1/14
Freddie Mac Gold	United States	835,040	875,247	6.500	11/1/14
Freddie Mac Gold	United States	9,212,480	9,661,662	6.500	5/1/16
Freddie Mac Gold	United States	2,339,977	2,452,393	6.500	2/1/17
Freddie Mac Gold	United States	2,604,728	2,729,027	6.500	3/1/17
Freddie Mac Gold	United States	7,722,068	8,090,407	6.500	5/1/17
Freddie Mac Gold	United States	10,211,308	10,698,383	6.500	6/1/17
Freddie Mac Gold	United States	4,094,756	4,290,074	6.500	8/1/17
Freddie Mac Gold	United States	2,589,268	2,712,774	6.500	12/1/17
Freddie Mac Gold	United States	14,825,496	15,532,666	6.500	12/1/17
Freddie Mac Gold	United States	5,404,393	5,670,212	6.500	9/1/18
Freddie Mac Gold	United States	2,258,536	2,363,112	6.500	7/1/21
Freddie Mac Gold	United States	1,784,103	1,863,560	6.500	4/1/22
Freddie Mac Gold	United States	38,244,625	39,754,139	6.500	10/1/26
Freddie Mac Gold	United States	30,885,793	32,299,374	6.500	12/1/32
Freddie Mac Gold	United States	59,959,606	61,301,202	6.500	9/1/37
Freddie Mac Gold	United States	5,856	5,906	7.000	11/1/08
Freddie Mac Gold	United States	631,748	653,363	7.000	12/1/11
Freddie Mac Gold	United States	336,391	347,900	7.000	3/1/12
Freddie Mac Gold	United States	20,045,135	21,299,877	7.000	4/1/31
Freddie Mac Gold	United States	2,407,352	2,605,552	7.900	2/17/21
General Electric Co.	United States	35,039,000	36,294,202	5.000	2/1/13
Ginnie Mae	United States	98,645	99,477	7.000	4/15/09
Ginnie Mae	United States	1,863,718	1,996,336	7.000	5/15/28
Ginnie Mae	United States	2,023,932	2,062,180	7.250	7/16/28
Ginnie Mae	United States	409,951	439,102	7.500	9/15/17
Ginnie Mae	United States	3,597,097	3,867,354	7.500	11/15/24
Ginnie Mae	United States	2,132,327	2,298,503	7.500	5/15/25
Ginnie Mae	United States	143,520	155,432	7.800	6/15/20
Ginnie Mae	United States	175,762	190,408	7.800	7/15/20
Ginnie Mae	United States	105,164	113,971	7.800	7/15/20
Ginnie Mae	United States	336,697	364,006	7.800	8/15/20
Ginnie Mae	United States	170,652	185,541	7.800	9/15/20
Ginnie Mae	United States	57,885	62,738	7.800	10/15/20
Ginnie Mae	United States	147,375	159,069	7.800	11/15/20
Ginnie Mae	United States	354,253	383,137	7.800	1/15/21
Ginnie Mae	United States	149,856	162,481	7.800	1/15/21
GMAC, LLC	United States	382,555,000	292,793,825	6.875	9/15/11
GMAC, LLC	United States	43,025,000	32,845,347	6.875	8/28/12
GMAC, LLC	United States	155,150,000	109,768,625	8.000	11/1/31
GSMPS Mortgage Loan Trust	United States	11,965,853	13,518,999	8.500	6/25/34
HCA, Inc.	United States	28,700,000	23,677,500	5.750	3/15/14
HCA, Inc.	United States	39,655,000	34,499,850	6.250	2/15/13
HCA, Inc.	United States	19,690,000	16,588,825	6.500	2/15/16
HCA, Inc.	United States	29,463,000	26,074,755	6.750	7/15/13
HCA, Inc.	United States	141,710,000	133,207,400	6.950	5/1/12
HCA, Inc.	United States	54,800,000	53,841,000	7.875	2/1/11
HCA, Inc.	United States	54,920,000	54,920,000	8.750	9/1/10

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Health Net, Inc.	United States	29,050,000	26,890,394	6.375	6/1/17
HSBC Holdings PLC	United Kingdom	41,875,000	40,510,377	6.500	5/2/36
HSBC Holdings PLC	United Kingdom	78,475,000	74,444,602	6.500	9/15/37
JPMorgan Chase & Co.	United States	22,090,000	18,699,384	5.850	8/1/35
JPMorgan Chase & Co.	United States	14,625,000	12,435,126	5.875	3/15/35
JPMorgan Chase & Co.	United States	26,480,000	29,475,471	8.750	9/1/30
Kaupthing Bank HF	Iceland	107,308,000	72,407,575	7.125	5/19/16
Lafarge SA	France	57,790,000	55,733,924	6.500	7/15/16
Liberty Media Corp.	United States	65,795,000	54,731,147	8.250	2/1/30
Liberty Media Corp.	United States	32,975,000	27,931,432	8.500	7/15/29
Lockheed Martin Corp.	United States	14,154,000	14,617,996	6.150	9/1/36
Lockheed Martin Corp.	United States	12,795,000	15,021,036	7.650	5/1/16
Macy’s, Inc.	United States	20,550,000	17,024,442	6.700	9/15/28
Macy’s, Inc.	United States	60,630,000	50,421,969	6.700	7/15/34
Macy’s, Inc.	United States	31,140,000	26,352,412	6.900	4/1/29
Macy’s, Inc.	United States	33,720,000	28,302,916	6.900	1/15/32
Macy’s, Inc.	United States	29,350,000	25,207,248	7.000	2/15/28
Macy’s, Inc.	United States	7,155,000	7,230,585	7.625	8/15/13
Nordstrom, Inc.	United States	12,620,000	12,646,401	6.950	3/15/28
Norfolk Southern Corp.	United States	29,475,000	34,101,396	7.700	5/15/17
Norfolk Southern Corp.	United States	14,188,000	18,578,103	9.750	6/15/20
Safeco Corp.	United States	15,225,000	15,330,403	4.875	2/1/10
Safeco Corp.	United States	18,122,000	19,484,539	7.250	9/1/12
SLM Student Loan Trust	United States	183,175,000	179,660,769	3.331	7/25/17
SLM Student Loan Trust	United States	10,000,000	9,787,186	3.341	10/15/17
SLM Student Loan Trust	United States	44,360,361	43,436,711	3.411	4/25/17
SLM Student Loan Trust	United States	5,240,960	5,241,746	3.561	7/27/15
SLM Student Loan Trust	United States	17,666,410	17,597,636	5.074	10/25/16
SLM Student Loan Trust	United States	24,450,687	24,381,737	5.084	10/25/16
SLM Student Loan Trust	United States	1,823,201	1,823,041	5.084	4/25/18
SLM Student Loan Trust	United States	1,510,743	1,510,184	5.094	4/27/15
SLM Student Loan Trust	United States	56,000,000	54,333,104	5.164	7/25/19
SLM Student Loan Trust	United States	11,000,000	10,989,682		1/25/14
Small Business Administration - 504 Program	United States	9,097,280	8,769,718	4.625	2/1/25
Small Business Administration - 504 Program	United States	17,139,194	16,810,644	4.750	7/1/25
Small Business Administration - 504 Program	United States	19,164,311	18,556,434	4.760	9/1/25
Small Business Administration - 504 Program	United States	18,855,064	18,649,195	4.840	5/1/25
Small Business Administration - 504 Program	United States	7,181,194	7,198,327	4.870	12/1/24
Small Business Administration - 504 Program	United States	6,207,972	6,091,911	4.950	3/1/25
Small Business Administration - 504 Program	United States	6,031,874	6,094,089	5.100	12/1/22
Small Business Administration - 504 Program	United States	13,798,644	13,957,660	5.120	12/1/26
Small Business Administration - 504 Program	United States	19,703,295	20,048,747	5.210	1/1/26
Small Business Administration - 504 Program	United States	41,179,621	41,599,348	5.230	3/1/27
Small Business Administration - 504 Program	United States	27,208,296	27,735,347	5.320	1/1/27
Small Business Administration - 504 Program	United States	42,897,795	43,841,203	5.320	4/1/27
Small Business Administration - 504 Program	United States	5,738,379	5,872,268	5.350	2/1/26
Small Business Administration - 504 Program	United States	17,627,818	18,042,587	5.370	10/1/26
Small Business Administration - 504 Program	United States	29,219,207	30,175,619	5.570	3/1/26
Small Business Administration - 504 Program	United States	24,008,449	24,935,999	5.780	12/1/21
Small Business Administration - 504 Program	United States	1,486,336	1,531,457	5.800	12/1/18
Small Business Administration - 504 Program	United States	29,816,570	31,188,100	5.820	7/1/27
Small Business Administration - 504 Program	United States	51,162,291	53,941,637	6.070	7/1/26
Small Business Administration - 504 Program	United States	2,386,145	2,471,785	6.150	8/1/18
Small Business Administration - 504 Program	United States	1,474,055	1,507,780	6.300	12/1/13
Small Business Administration - 504 Program	United States	1,648,530	1,709,424	6.300	3/1/19
Small Business Administration - 504 Program	United States	6,857,309	7,118,964	6.350	3/1/18
Small Business Administration - 504 Program	United States	2,149,131	2,195,405	6.500	3/1/13
Small Business Administration - 504 Program	United States	1,692,975	1,735,596	6.500	1/1/14

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Small Business Administration - 504 Program	United States	3,210,662	3,275,770	6.550	5/1/13
Small Business Administration - 504 Program	United States	1,842,263	1,914,694	6.550	10/1/17
Small Business Administration - 504 Program	United States	10,275,972	10,965,773	6.625	7/1/21
Small Business Administration - 504 Program	United States	941,899	962,486	6.650	6/1/13
Small Business Administration - 504 Program	United States	819,131	835,631	6.750	4/1/13
Small Business Administration - 504 Program	United States	1,038,318	1,056,875	7.000	10/1/12
Small Business Administration - 504 Program	United States	673,274	688,911	7.000	2/1/13
Small Business Administration - 504 Program	United States	3,988,535	4,206,146	7.000	7/1/19
Small Business Administration - 504 Program	United States	532,887	544,993	7.050	9/1/12
Small Business Administration - 504 Program	United States	1,381,811	1,448,409	7.300	5/1/17
Small Business Administration - 504 Program	United States	1,186,284	1,259,053	7.300	9/1/19
Small Business Administration - 504 Program	United States	496,415	507,697	7.400	8/1/12
Small Business Administration - 504 Program	United States	464,869	475,294	7.450	12/1/12
Small Business Administration - 504 Program	United States	1,012,691	1,034,073	7.550	11/1/12
Small Business Administration - 504 Program	United States	741,248	757,367	7.600	7/1/12
Small Business Administration - 504 Program	United States	1,098,578	1,137,507	7.600	6/1/14
Small Business Administration - 504 Program	United States	444,150	461,757	7.700	4/1/14
Small Business Administration - 504 Program	United States	1,795,497	1,858,690	7.750	5/1/14
Small Business Administration - 504 Program	United States	720,181	749,821	7.850	9/1/14
Small Business Administration - 504 Program	United States	603,433	627,947	7.950	8/1/14
Small Business Administration - 504 Program	United States	661,746	687,977	8.000	7/1/14
Small Business Administration - 504 Program	United States	210,272	215,140	8.100	2/1/12
Small Business Administration - 504 Program	United States	527,539	552,476	8.100	3/1/15
Small Business Administration - 504 Program	United States	439,266	450,480	8.200	3/1/12
Small Business Administration - 504 Program	United States	410,480	417,357	8.200	4/1/12
Small Business Administration - 504 Program	United States	192,042	195,214	8.250	11/1/11
Small Business Administration - 504 Program	United States	651,210	680,839	8.400	12/1/14
Small Business Administration - 504 Program	United States	198,108	207,597	8.500	1/1/15
Small Business Administration - 504 Program	United States	713,698	746,709	8.650	11/1/14
Sprint Nextel Corp.	United States	59,445,000	46,218,487	6.000	12/1/16
Time Warner, Inc.	United States	175,648,000	183,711,824	7.625	4/15/31
Time Warner, Inc.	United States	155,313,000	163,514,614	7.700	5/1/32
Travelers Cos., Inc.	United States	17,118,000	17,594,343	5.000	3/15/13
Travelers Cos., Inc.	United States	14,152,000	14,088,231	5.500	12/1/15
Travelers Cos., Inc.	United States	36,040,000	36,444,801	5.750	12/15/17
Travelers Cos., Inc.	United States	44,360,000	46,009,970	6.250	6/20/16
Travelers Cos., Inc.	United States	21,575,000	23,214,959	8.125	4/15/10
U.S. Treasury Notes	United States	325,000,000	328,097,575	3.125	10/15/08
U.S. Treasury Notes	United States	200,125,000	201,469,640	3.250	8/15/08
U.S. Treasury Notes	United States	300,000,000	304,148,400	3.250	1/15/09
U.S. Treasury Notes	United States	150,000,000	152,027,400	3.375	12/15/08
U.S. Treasury Notes	United States	250,000,000	257,285,250	4.750	2/28/09
U.S. Treasury Notes	United States	175,000,000	175,464,800	4.875	4/30/08
Union Pacific Corp.	United States	5,996,903	5,699,737	4.698	1/2/24
Union Pacific Corp.	United States	10,764,000	10,728,253	4.875	1/15/15
Union Pacific Corp.	United States	10,951,582	10,637,787	5.082	1/2/29
Union Pacific Corp.	United States	22,886,000	23,555,415	5.375	5/1/14
Union Pacific Corp.	United States	61,077,504	62,372,958	5.866	7/2/30
Union Pacific Corp.	United States	16,595,502	17,189,562	6.061	1/17/23
Union Pacific Corp.	United States	41,423,701	43,449,641	6.176	1/2/31
Union Pacific Corp.	United States	12,337,000	13,346,820	6.500	4/15/12
Union Pacific Corp.	United States	9,860,248	10,836,583	6.700	2/23/19
Union Pacific Corp.	United States	7,290,304	8,079,214	6.850	1/2/19
Union Pacific Corp.	United States	1,642,399	1,847,193	7.600	1/2/20
Unum Group	United States	8,005,000	6,798,246	6.750	12/15/28
Unum Group	United States	21,150,000	21,359,808	6.850	11/15/15
Unum Group	United States	11,640,000	9,910,762	7.190	2/1/28
Unum Group	United States	25,730,000	23,160,615	7.250	3/15/28

Dodge Cox Income Fund (147)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Unum Group	United States	11,496,000	12,233,629	7.625	3/1/11
Wachovia Corp.	United States	154,790,000	141,504,684	5.281	4/23/12
Wachovia Corp.	United States	84,060,000	82,335,425	5.750	2/1/18
Wachovia Corp.	United States	80,000,000	78,134,720	6.000	11/15/17
WellPoint, Inc.	United States	15,685,000	14,754,534	5.000	12/15/14
WellPoint, Inc.	United States	121,540,000	114,291,841	5.250	1/15/16
WellPoint, Inc.	United States	7,662,000	8,153,671	6.375	1/15/12
Wells Fargo & Co.	United States	76,035,000	77,773,236	5.625	12/11/17
Wyeth	United States	47,445,000	48,322,495	5.450	4/1/17
Wyeth	United States	110,715,000	114,679,261	5.500	2/1/14
Wyeth	United States	15,000,000	15,295,080	5.500	2/15/16
Xerox Corp.	United States	34,269,000	35,452,274	6.400	3/15/16
Xerox Corp.	United States	46,321,000	48,897,328	6.750	2/1/17
Xerox Corp.	United States	52,650,000	55,059,633	6.875	8/15/11
Xerox Corp.	United States	77,900,000	82,087,125	7.125	6/15/10
Xerox Corp.	United States	17,996,000	19,312,926	7.200	4/1/16
Xerox Corp.	United States	17,375,000	18,052,608	9.750	1/15/09
CASH EQUIVALENTS
CIGNA Corp. Commercial Paper	United States	32,500,000	32,452,423		4/18/08
Comcast Corp. Commercial Paper	United States	50,000,000	49,963,125		4/10/08
Covidien Ltd. Commercial Paper	United States	25,000,000	24,992,813		4/4/08
Covidien Ltd. Commercial Paper	United States	25,000,000	24,985,625		4/7/08
Dow Chemical Co. Commercial Paper	United States	37,500,000	37,414,948		4/24/08
Dow Chemical Co. Commercial Paper	United States	32,500,000	32,413,469		4/28/08
Fixed Income Clearing Corporation Repurchase
Agreement	United States	233,495,000	233,495,000	2.150	4/1/08
Rohm and Haas Co. Commercial Paper	United States	29,000,000	29,000,000		4/1/08
SSgA Prime Money Market Fund	United States	16,148,740	16,148,740
Time Warner, Inc. Commercial Paper	United States	25,000,000	24,938,000		5/2/08
Time Warner, Inc. Commercial Paper	United States	25,000,000	24,872,833		5/27/08
Travelers Cos., Inc. Commercial Paper	United States	25,000,000	24,979,167		4/11/08
UBS Finance (Delaware) LLC Commercial Paper	Switzerland	50,000,000	49,970,882		4/8/08
WellPoint, Inc. Commercial Paper	United States	25,000,000	24,920,042		5/9/08
WellPoint, Inc. Commercial Paper	United States	30,000,000	30,000,000		4/1/08
WellPoint, Inc. Commercial Paper	United States	25,000,000	24,995,486		4/3/08

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2008. Dodge & Cox®. All rights reserved.

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

The following portfolio data for the Dodge & Cox International Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Aderans Holdings Co., Ltd.	Japan	4,037,000	74,762,259
AEGON NV	Netherlands	23,466,087	345,278,564
Akzo Nobel NV	Netherlands	4,286,100	343,882,431
Alcatel-Lucent	France	42,700,000	244,033,514
American International Group, Inc.	United States	4,610,200	199,391,150
Anadolu Efes Biracilik ve Malt Sanayii AS	Turkey	19,764,582	176,271,098
Arkema	France	5,960,263	333,293,626
Bangkok Bank PCL Foreign	Thailand	43,719,100	193,011,113
Bangkok Bank PCL NVDR	Thailand	15,000,000	64,316,341
BASF SE	Germany	4,505,400	606,801,051
Bayer AG	Germany	13,777,000	1,104,051,417
Bayerische Motoren Werke AG	Germany	3,450,000	190,579,448
Bezeq Israeli Telecommunication Corp., Ltd.	Israel	84,633,150	158,552,027
Brother Industries, Ltd.	Japan	21,577,300	221,877,333
Cemex SAB de CV ADR	Mexico	30,718,482	802,366,750
Centrica PLC	United Kingdom	12,361,651	73,171,341
Chartered Semiconductor Manufacturing, Ltd.	Singapore	200,000,000	105,343,456
Cheung Kong Holdings, Ltd.	Hong Kong	19,000,000	269,766,725
Chinatrust Financial Holding Co., Ltd.	Taiwan	89,575,000	86,539,484
Chugai Pharmaceutical Co., Ltd.	Japan	20,867,800	235,935,098
Cipla, Ltd.	India	17,294,598	94,404,710
Consorcio Ara SAB de CV	Mexico	113,420,000	115,735,238
Corporacion Geo SAB de CV, Series B	Mexico	47,605,400	152,038,481
Cott Corp.	Canada	2,228,530	7,822,140
Credit Suisse Group	Switzerland	16,855,000	857,940,036
DBS Group Holdings, Ltd.	Singapore	20,142,000	263,399,324
Deutsche Post AG	Germany	18,050,000	551,405,639
Epcos AG	Germany	7,828,100	118,519,006
Fomento Economico Mexicano SAB de CV ADR	Mexico	8,120,279	339,265,257
Fujifilm Holdings Corp.	Japan	13,886,100	491,752,939
Fujitsu, Ltd.	Japan	40,000,000	261,637,239
GlaxoSmithKline PLC ADR	United Kingdom	25,771,600	1,093,488,988
Grupo Financiero Banorte SAB de CV	Mexico	57,834,600	251,548,109
Grupo Televisa SA ADR	Mexico	36,230,592	878,229,550
Haci Omer Sabanci Holding AS	Turkey	78,911,180	246,024,514
Hang Lung Group, Ltd.	Hong Kong	33,489,000	158,136,464
Hang Lung Properties, Ltd.	Hong Kong	13,176,000	46,642,056
Hirose Electric Co., Ltd.	Japan	562,300	63,123,365
Hitachi, Ltd.	Japan	146,318,000	867,515,429
Honda Motor Co., Ltd. ADR	Japan	25,221,300	726,625,653
HSBC Holdings PLC	United Kingdom	75,450,000	1,242,857,738
Infineon Technologies AG	Germany	80,977,800	568,904,033
Kasikornbank PCL NVDR	Thailand	44,673,673	127,699,875
Kasikornbank PCL Foreign	Thailand	111,446,527	325,649,690
Koninklijke Philips Electronics NV	Netherlands	17,685,000	676,505,771
Kookmin Bank ADR	South Korea	8,378,100	469,592,505
KT Corp. ADR	South Korea	8,691,553	206,424,384
Kyocera Corp.	Japan	9,097,100	763,871,659
Lafarge SA	France	6,784,625	1,179,947,822
Lanxess AG	Germany	9,262,359	371,861,312
Liberty Global, Inc., Series A	United States	7,701,805	262,477,514
Liberty Global, Inc., Series C	United States	5,734,971	186,271,858
Makhteshim-Agan Industries, Ltd.	Israel	19,979,991	146,035,983

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Matsushita Electric Industrial Co., Ltd.	Japan	48,737,072	1,056,100,276
Mediceo Paltac Holdings Co., Ltd.	Japan	22,667,900	410,696,503
Millea Holdings, Inc.	Japan	21,221,500	783,458,266
Mitsubishi UFJ Financial Group ADR	Japan	67,666,500	588,698,550
Mitsubishi UFJ Financial Group	Japan	64,100,000	553,029,695
Motorola, Inc.	United States	57,770,000	537,261,000
Murata Manufacturing Co., Ltd.	Japan	3,300,000	163,874,398
Naspers, Ltd.	South Africa	36,006,700	626,010,444
News Corp., Class A	United States	53,544,892	1,003,966,725
Nexans SA	France	951,122	112,168,227
NGK Spark Plug Co., Ltd.	Japan	17,040,000	221,547,352
Nippon Yusen Kabushiki Kaisha	Japan	27,950,000	262,451,846
Nokia Oyj	Finland	23,592,500	746,422,476
Norsk Hydro ASA ADR	Norway	24,990,500	366,110,825
Norsk Hydro ASA	Norway	9,412,300	137,145,455
Nortel Networks Corp.	Canada	32,265,705	215,857,566
Novartis AG ADR	Switzerland	28,450,000	1,457,493,500
Qimonda AG ADR	Germany	22,470,300	96,846,993
Royal Bank of Scotland Group PLC	United Kingdom	97,802,916	654,617,854
Royal Dutch Shell PLC ADR	United Kingdom	13,618,400	939,397,232
Sanofi-Aventis	France	16,345,500	1,226,274,421
Schlumberger, Ltd.	United States	11,733,000	1,020,771,000
Schneider Electric SA	France	9,778,000	1,265,216,975
Seiko Epson Corp.	Japan	13,475,000	362,965,239
Shinhan Financial Group Co., Ltd. ADR	South Korea	3,878,664	409,470,559
Shinsei Bank, Ltd.	Japan	74,153,000	244,746,559
Siam Cement PCL Foreign	Thailand	7,500,000	51,929,490
Siam Cement PCL NVDR	Thailand	10,500,000	71,367,318
Sony Corp.	Japan	21,337,600	849,822,151
Standard Bank Group, Ltd.	South Africa	42,263,847	459,638,879
Standard Chartered PLC	United Kingdom	26,955,000	921,205,596
StatoilHydro ASA ADR	Norway	20,567,289	614,344,923
Swiss Life Holding	Switzerland	1,645,000	457,174,504
Swiss Reinsurance Co.	Switzerland	9,865,795	861,804,165
Telefonica SA ADR	Spain	4,500,600	389,346,906
Telekomunik Indonesia ADR	Indonesia	5,753,047	241,282,791
Television Broadcasts, Ltd.	Hong Kong	9,883,000	53,969,728
Tesco PLC	United Kingdom	91,114,379	685,346,523
The Bank of Yokohama, Ltd.	Japan	85,515,000	580,795,094
Thomson	France	21,885,792	152,029,537
Tiger Brands, Ltd.	South Africa	7,972,043	131,229,068
TNT NV	Netherlands	14,645,249	544,041,106
Total SA	France	12,522,000	929,938,097
Toto, Ltd.	Japan	37,907,000	358,610,564
Unicredit SPA	Italy	155,500,800	1,040,906,000
Vodafone Group PLC ADR	United Kingdom	17,136,562	505,699,944
Volvo AB	Sweden	44,608,000	675,668,353
Wienerberger AG	Austria	6,164,876	327,897,710
Yamaha Corp.	Japan	6,941,700	132,733,549
Yamaha Motor Co., Ltd.	Japan	23,214,500	427,120,716
Yapi ve Kredi Bankasi AS	Turkey	50,000,000	96,679,907
PREFERRED STOCKS
Petroleo Brasileiro SA ADR	Brazil	5,728,400	485,138,196
Sadia SA ADR	Brazil	16,466,401	292,937,274
Ultrapar Participacoes SA ADR	Brazil	4,519,785	155,796,989
CASH EQUIVALENTS
CIGNA Corp. Commercial Paper	United States	20,000,000	20,000,000		4/1/2008

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of March 31, 2008

(as amended on April 22, 2008)

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fixed Income Clearing Corporation Repurchase
Agreement	United States	784,961,000	784,961,000	2.15	4/1/2008
Rohm and Haas Co. Commercial Paper	United States	50,000,000	50,000,000		4/1/2008
SSgA Prime Money Market Fund	United States	48,917,478	48,917,478
WellPoint, Inc. Commercial Paper	United States	106,000,000	106,000,000		4/1/2008
FORWARD CURRENCY CONTRACTS TO SELL
475,000,000 British Pound Sterling	Great Britain		9,482,768
3,285,000,000 European Monetary Units	European Union		(193,571,207)

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2008. Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : Stock Fund Characteristics	Page 1 of 2

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STANDARDIZED RETURNS as of March 31, 2008 (updated quarterly)						• Fact Sheet • Shareholder Report • Fund Holdings • Stock and Balanced Funds Reopen
	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Stock Fund	-13.31%	4.53%	13.74%	9.01%	13.18%

S&P 500 Index	-5.07%	5.85%	11.32%	3.51%	10.95%

FUND CHARACTERISTICS

as of March 31, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share			$117.10

Total Net Assets (billions)			$54.6

Expense Ratio (2007)			0.52%

Portfolio Turnover Rate (2007)			27%

30-Day SEC Yield(a)			1.64%

Fund Inception			1965

PORTFOLIO CHARACTERISTICS	FUND		S&P 500
Number of Stocks	82		500

Median Market Capitalization (billions)	$21		$11

Weighted Average Market Cap. (billions)	$68		$98

Price-to-Earnings Ratio(b)	12.4	x	16.5	x

Foreign Stocks (%)(c)	18.2%		0.0%
TEN LARGEST HOLDINGS (%)(d)			FUND
Comcast Corp.			4.9

Hewlett-Packard Co.			4.5

Wachovia Corp.			3.4

ASSET ALLOCATION
SECTOR DIVERSIFICATON (%)	FUND		S&P 500
Consumer Discretionary	22.7		8.6

Health Care	19.9		11.7

Information Technology	16.5		15.7

Financials	15.8		16.8

Energy	8.3		13.3

Industrials	6.0		12.2

Materials	3.9		3.6

Consumer Staples	3.5		11.1

Telecommunication Services	1.2		3.4

Utilities	0.0		3.6

Dodge & Cox Funds : Stock Fund Characteristics	Page 2 of 2

News Corp.	3.2

Wal-Mart Stores, Inc.	3.0

Novartis AG (Switzerland)	2.8

Matsushita Electric Industrial Co., Ltd. (Japan)	2.8

Sanofi-Aventis (France)	2.7

Time Warner, Inc.	2.6

Sony Corp. (Japan)	2.5

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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Overview | Characteristics | Risks | Manager Biographies	– Account Application
• IRA Plan
– IRA Application

Seated left to right:

C. Bryan Cameron

Charles F. Pohl

John A. Gunn

Kenneth E. Olivier

Diana S. Strandberg

Standing left to right:

Gregory R. Serrurier

Steven C. Voorhis

Wendell W. Birkhofer

David C. Hoeft

• Fact Sheet • Shareholder Report • Fund Holdings • Stock and Balanced Funds Reopen

INVESTMENT POLICY COMMITTEE

The Stock Fund is managed by the Investment Policy Committee. The nine members of this committee have an average tenure at Dodge & Cox of 22 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Wendell W. Birkhofer, Vice President — Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

C. Bryan Cameron, Director of Research — Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA® designation.

John A. Gunn, Chairman and Chief Executive Officer — Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman and a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

David C. Hoeft, Vice President — Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA® designation.

Kenneth E. Olivier, President — Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from

Dodge & Cox Funds : Stock Fund Manager Biographies	Page 2 of 2

the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is the President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association (inactive). Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Charles F. Pohl, Chief Investment Officer and Director of Credit Research — Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA® designation.

Gregory R. Serrurier, Vice President — Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Diana S. Strandberg, Vice President — Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and holds the CFA® designation.

Steven C. Voorhis, Vice President — Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and holds the CFA® designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : International Stock Fund Characteristics	Page 1 of 2

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						RELATED DOCUMENTS
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						• IRA Plan
						– IRA Application
STANDARDIZED RETURNS as of March 31, 2008 (updated quarterly)						• Fact Sheet • Shareholder Report • Fund Holdings
	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
International Stock Fund	-5.09%	13.53%	27.27%	NA†	NA†

MSCI EAFE Index	-2.70%	13.32%	21.40%	NA†	NA†

FUND CHARACTERISTICS

as of March 31, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share			$41.06

Total Net Assets (billions)			$49.1

Expense Ratio (2007)			0.65%

Portfolio Turnover Rate (2007)			16%

30-Day SEC Yield(a)			1.79%

Fund Inception			2001

PORTFOLIO CHARACTERISTICS	FUND		MSCI EAFE
Number of Stocks	101		1,200

Median Market Capitalization (billions)	$14		$5

Weighted Average Market Cap. (billions)	$56		$58

Price-to-Earnings Ratio(b)	10.9	x	11.1	x

Countries Represented	26		21

Emerging Markets	16.0%		0.0%
ASSET ALLOCATION
REGION DIVERSIFICATON (%)	FUND		MSCI EAFE
Europe (excluding U.K.)	39.5		48.5

Japan	21.8		20.1

United Kingdom	12.5		21.6

Latin America	7.1		0.0

Pacific (excluding Japan)	6.6		9.8

United States	6.5		0.0

Africa	2.5		0.0

Middle East	0.6		0.0

Canada	0.5		0.0

Dodge & Cox Funds : International Stock Fund Characteristics	Page 2 of 2

TEN LARGEST HOLDINGS (%)(c)		FUND
Novartis AG (Switzerland)		3.0

Schneider Electric (France)		2.6

HSBC Holdings PLC (United Kingdom)		2.5

Sanofi-Aventis (France)		2.5

Lafarge SA (France)		2.4

Mitsubishi UFJ Financial Group (Japan)		2.3

Bayer AG (Germany)		2.2

GlaxoSmithKline PLC (United Kingdom)		2.2

Matsushita Electric Industrial Co. Ltd. (Japan)		2.1

Unicredit SPA (Italy)		2.1

SECTOR DIVERSIFICATION (%)	FUND	MSCI EAFE
Financials	26.1	26.4

Consumer Discretionary	14.6	10.7

Information Technology	11.9	5.2

Materials	11.3	10.6

Industrials	9.7	12.2

Health Care	9.2	6.5

Energy	8.1	7.7

Consumer Staples	3.5	8.9

Telecommunication Services	3.1	5.8

Utilities	0.1	6.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through March 31, 2008 (6.92 years) was 13.36%. The MSCI EAFE’s total return was 8.27% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : International Stock Fund Manager Biographies	Page 1 of 2

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Seated left to right: Keiko Horkan Roger G. Kuo Diana S. Strandberg Mario C. DiPrisco Standing left to right: Yasha Gofman C. Bryan Cameron John A. Gunn Charles F. Pohl Gregory R. Serrurier	• Fact Sheet • Shareholder Report • Fund Holdings

INTERNATIONAL INVESTMENT POLICY COMMITTEE

The International Stock Fund is managed by the International Investment Policy Committee. The nine members of this committee have an average tenure at Dodge & Cox of 18 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

C. Bryan Cameron, Director of Research — Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA® designation.

Mario C. DiPrisco, Vice President — Mr. DiPrisco received his B.S. degree from the School of Foreign Service at Georgetown University in 1997. Prior to joining Dodge & Cox, he passed the State Department’s Foreign Service Written and Oral examinations and worked on a successful senatorial campaign. Mr. DiPrisco joined Dodge & Cox as a research assistant in 1998, and assumed international company research responsibilities in 2000. Mr. DiPrisco is a shareholder of the firm and holds the CFA® designation.

Yasha Gofman, Vice President — Mr. Gofman received his B.S. degree from Princeton University (Phi Beta Kappa) in 1988 and his M.B.A. from the Stanford Graduate School of Business in 1994. Prior to entering graduate school, Mr. Gofman worked for Energy Management Associates, a division of EDS. He also spent two years as a management consultant with LEK Partnership. Mr. Gofman joined Dodge & Cox in 1995. He is a shareholder of the firm and holds the CFA® designation.

John A. Gunn, Chairman and Chief Executive Officer — Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman and a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Dodge & Cox Funds : International Stock Fund Manager Biographies	Page 2 of 2

Keiko Horkan, Vice President — Ms. Horkan received her B.A. and M.A. degrees in law from Keio University, Tokyo in 1993 and 1995 and an M.B.A. from the Stanford Graduate School of Business in 2000. Prior to entering business school, she worked for Booz Allen & Hamilton as a management consultant. Ms. Horkan joined Dodge & Cox in 2000. She is a shareholder of the firm and holds the CFA® designation.

Roger G. Kuo, Vice President — Mr. Kuo received his B.A. degree from Harvard College (magna cum laude) in 1993 and his M.B.A. degree in 1998 from the Harvard Business School. Prior to graduate school, he worked at Bear Stearns as a financial analyst. He joined Dodge & Cox in 1998. Mr. Kuo is a shareholder of the firm and holds the CFA® designation.

Charles F. Pohl, Chief Investment Officer and Director of Credit Research — Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA® designation.

Gregory R. Serrurier, Vice President — Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Diana S. Strandberg, Vice President — Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. degree from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and holds the CFA® designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : Balanced Fund Characteristics	Page 1 of 2

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FUND INFORMATION | ACCOUNT ACCESS | PERFORMANCE & PRICES | FORMS & LITERATURE | ABOUT DODGE & COX

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						RELATED DOCUMENTS
						• Prospectus
Overview | Characteristics | Risks | Manager Biographies						– Account Application
						• IRA Plan
						– IRA Application
STANDARDIZED RETURNS as of March 31, 2008 (updated quarterly)						• Fact Sheet • Shareholder Report • Fund Holdings • Stock and Balanced Funds Reopen
	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Balanced Fund	-7.92%	4.36%	10.51%	8.25%	11.44%

Combined Index(a)	0.03%	5.82%	8.70%	4.83%	9.79%

FUND CHARACTERISTICS

as of March 31, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$72.61

Total Net Assets (billions)	$23.9

30-Day SEC Yield(b)	3.01%

Expense Ratio (2007)	0.53%

Portfolio Turnover Rate (2007)	27%

Fund Inception	1931

STOCK PORTFOLIO (69.2% OF FUND)

STOCK CHARACTERISTICS	FUND
Number of Stocks	82

Median Market Capitalization (billions)	$21

Price-to-Earnings Ratio(c)	12.3	x

Foreign Stocks (%)(d)	12.9%

FIVE LARGEST SECTORS (%)	FUND
Consumer Discretionary	15.8

Health Care	13.9

Financials	11.5

Information Technology	11.5

Energy	5.7
ASSET ALLOCATION
TEN LARGEST STOCKS (%)(e)	FUND
Comcast Corp.	3.3

Hewlett-Packard Co.	3.1

Wachovia Corp.	2.5

News Corp.	2.2

Wal-Mart Stores, Inc.	2.0

Matsushita Electric Industrial Co., Ltd. (Japan)	1.9

Sanofi-Aventis (France)	1.9

Novartis AG (Switzerland)	1.8

Time Warner , Inc.	1.8

GlaxoSmithKline PLC (United Kingdom)	1.8

Dodge & Cox Funds : Balanced Fund Characteristics	Page 2 of 2

FIXED INCOME PORTFOLIO (28.1% OF FUND)

FIXED INCOME CHARACTERISTICS	FUND
Number of Fixed Income Securities	301

Effective Maturity	7.0 Years

Effective Duration	4.0 Years

CREDIT QUALITY (%)(f)	FUND
U.S. Government and Government Related	13.5

Aaa	1.5

Aa	2.9

A	1.7

Baa	4.5

Ba	0.6

B	2.5

Caa	0.9

Average Quality	Aa3

SECTOR DIVERSIFICATION (%)	FUND
U.S. Treasury & Government Related	1.6

Mortgage-Related Securities	11.9

Asset-Backed Securities	0.7

Corporate	13.9

FIVE LARGEST CORPORATE FIXED INCOME ISSUERS (%)(e)	FUND
GMAC, LLC	1.3

Ford Motor Credit Co.	1.0

Wachovia Corp.	0.9

HCA, Inc.	0.9

Time Warner, Inc.	0.8

(a)	The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed income securities. The Fund may, however, invest up to 75% of its total assets in stocks.
(b)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(d)	Foreign stocks are U.S. dollar-denominated.
(e)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(f)	Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S.

Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : Balanced Fund Manager Biographies	Page 1 of 2

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• IRA Plan
– IRA Application

Seated left to right:

Thomas S. Dugan

Dana M. Emery

John A. Gunn

Kenneth A. Olivier

Diana S. Strandberg

Standing left to right:

Gregory R. Serrurier

Steven C. Voorhis

Charles F. Pohl

Wendell W. Birkhofer

Peter C. Lambert

C. Bryan Cameron

David C. Hoeft

• Fact Sheet • Shareholder Report • Fund Holdings • Stock and Balanced Funds Reopen

INVESTMENT POLICY COMMITTEE

Dodge & Cox’s Investment Policy Committee (nine members, average tenure at Dodge & Cox of 22 years) is responsible for determining the asset allocation of the Fund and managing the stock portion of the portfolio. Dodge & Cox’s Fixed Income Investment Policy Committee (nine members, average tenure at Dodge & Cox of 18 years) is responsible for the day-to-day investment management of the fixed income portion of the Fund. The Committees work together in setting the duration of the fixed income portfolio and in approving new types of securities and proposed investments in issues rated below BBB. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Wendell W. Birkhofer, Vice President — Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

C. Bryan Cameron, Director of Research — Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA® designation.

John A. Gunn, Chairman and Chief Executive Officer — Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman and a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

David C. Hoeft, Vice President — Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA® designation.

Dodge & Cox Funds : Balanced Fund Manager Biographies	Page 2 of 2

Kenneth E. Olivier, President — Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association (inactive). Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Charles F. Pohl, Chief Investment Officer and Director of Credit Research — Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA® designation.

Gregory R. Serrurier, Vice President — Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Diana S. Strandberg, Vice President — Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and holds the CFA® designation.

Steven C. Voorhis, Vice President — Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and holds the CFA® designation.

Members of the Fixed Income Policy Committee

Dana M. Emery, Executive Vice President and Manager of the Fixed Income Department — Ms. Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is the Vice President and a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Thomas S. Dugan, Vice President — Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA® designation.

Peter C. Lambert, Vice President — Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : Income Fund Characteristics	Page 1 of 2

Home | Contact Us | Search

FUND INFORMATION | ACCOUNT ACCESS | PERFORMANCE & PRICES | FORMS & LITERATURE | ABOUT DODGE & COX

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						RELATED DOCUMENTS
						• Prospectus
Overview | Characteristics | Risks | Manager Biographies						– Account Application
						• IRA Plan
STANDARDIZED RETURNS as of March 31, 2008 (updated quarterly)						– IRA Application • Fact Sheet • Shareholder Report • Fund Holdings
	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Income Fund	3.78%	4.34%	4.13%	5.91%	NA†

LBAG Index	7.67%	5.48%	4.58%	6.04%	NA†

FUND CHARACTERISTICS

as of March 31, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share		$12.42

Total Net Assets (billions)		$16.1

30-Day SEC Yield(a)		5.46%

Expense Ratio (2007)		0.44%

Portfolio Turnover Rate (2007)		27%

Fund Inception		1989

PORTFOLIO CHARACTERISTICS	FUND	LBAG
Number of Fixed Income Securities	476	9175

Effective Maturity (years)	5.9	7.1

Effective Duration (years)	3.7	4.4

FIVE LARGEST CORPORATE ISSUERS (%)(c)		FUND
Ford Motor Credit Co.		2.8

GMAC, LLC		2.7

Time Warner, Inc.		2.2

HCA, Inc.		2.1

Wachovia Corp.		1.9
ASSET ALLOCATION
SECTOR DIVERSIFICATION (%)	FUND	LBAG
U.S. Treasury & Government Related	11.6	32.4

Mortgage-Related Securities	47.2	39.0

Asset-Backed Securities/CMBS(b)	2.1	6.0

Corporate	34.7	19.2

Non-Corporate Yankee	0.0	3.4

Cash Equivalents	4.4	0.0

Dodge & Cox Funds : Income Fund Characteristics	Page 2 of 2

CREDIT QUALITY (%)(d)	FUND	LBAG
U.S. Government and Government Related	58.7	71.3

Aaa	2.5	8.3

Aa	7.2	5.1

A	5.4	8.1

Baa	12.0	7.2

Ba	1.7	0.0

B	6.0	0.0

Caa	2.1	0.0

Cash Equivalents	4.4	0.0

Average Quality	Aa2	Aa1

MATURITY DIVERSIFICATION (%)	FUND	LBAG
0-1 Years to Maturity	13.6	0.0

1-5	50.9	42.9

5-10	25.8	45.5

10-15	1.1	3.3

15-20	0.9	2.1

20-25	5.7	2.5

25 and Over	2.0	3.7

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. The LBAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund’s average credit quality would be Aa3. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The Income Fund’s inception date was January 3, 1989. The annualized total return since the Fund’s inception through March 31, 2008 (19.25 years) was 7.68%. The Lehman Brothers Aggregate Bond Index’s (LBAG) total return was 7.56% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : Income Fund Manager Biographies	Page 1 of 2

Home | Contact Us | Search

FUND INFORMATION | ACCOUNT ACCESS | PERFORMANCE & PRICES | FORMS & LITERATURE | ABOUT DODGE & COX

ACCOUNT ACCESS
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Password
Secure Login Create User ID Login Problems?

Stock Fund | International Stock Fund | Balanced Fund | Income Fund | How to Invest

RELATED DOCUMENTS
• Prospectus
Overview | Characteristics | Risks | Manager Biographies	– Account Application
• IRA Plan
– IRA Application
Seated left to right: Charles F. Pohl Dana M. Emery Thomas S. Dugan Larissa K. Roesch Standing left to right: Robert B. Thompson Kent E. Radspinner John A. Gunn James H. Dignan Peter C. Lambert	• Fact Sheet • Shareholder Report • Fund Holdings

FIXED INCOME INVESTMENT POLICY COMMITTEE

The Fixed Income Investment Policy Committee (nine members, average tenure at Dodge & Cox of 18 years) is responsible for the day-to-day investment management of the Income Fund. The Fixed Income Investment Policy Committee works with the Investment Policy Committee (twelve members for fixed income decisions, average tenure at Dodge & Cox of 21 years) in setting the duration of the Fund and approving new types of securities and proposed investments in issues rated below BBB. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

James H. Dignan, Vice President — Mr. Dignan graduated from Columbia University in 1991. He received an M.A. in Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996. Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae. Mr. Dignan is a shareholder of the firm and holds the CFA® designation.

Thomas S. Dugan, Vice President — Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA® designation.

Dana M. Emery, Executive Vice President and Manager of the Fixed Income Department — Ms. Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is the Vice President and a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

John A. Gunn, Chairman and Chief Executive Officer — Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman and a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Dodge & Cox Funds : Income Fund Manager Biographies	Page 2 of 2

Peter C. Lambert, Vice President — Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Charles F. Pohl, Chief Investment Officer and Director of Credit Research — Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA® designation.

Kent E. Radspinner, Vice President — Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of Management in 1996. Between degrees, he served in the U.S. Navy. He joined Dodge & Cox in 1996. He is a shareholder of the firm and holds the CFA® designation.

Larissa K. Roesch, Vice President — Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at University of California, Berkeley in 1997. Prior to graduate school, she worked for seven years in the performing arts industry. She joined Dodge & Cox in 1997. She is a shareholder of the firm and holds the CFA® designation.

Robert B. Thompson, Vice President — Mr. Thompson received his B.A. degree from Stanford University in 1971 and his M.B.A. from the Stanford Graduate School of Business in 1977. Between degrees he served in the U.S. Navy. From 1977 through 1990 he worked in the fixed income department of three major securities firms. From 1990 until June of 1992 he was a principal of a small investment management firm. He joined Dodge & Cox in 1992. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.